As filed with the Securities and Exchange Commission on January 25, 1999
                                                       Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------
                                  iTurf Inc.
            (Exact name of registrant as specified in its charter)


              Delaware                          5961                              13-3963754
(State or other jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification No.)
 incorporation or organization)      Classification Code Number)

                               435 Hudson Street
                            New York, New York 10014
                                (212) 741-7785
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               ---------------
                                STEPHEN I. KAHN
                               435 Hudson Street
                            New York, New York 10014
                                (212) 807-9060
                    (Name, address, including zip code, and
         telephone number, including area code, of agent for service)
                                ---------------
                         Copies of Communications to:


      RONALD R. PAPA, ESQ.                   ROBERT A. SCHWED, ESQ.
        Proskauer Rose LLP                   OTHON A. PROUNIS, ESQ.
           1585 Broadway          Reboul, MacMurray, Hewitt, Maynard & Kristol
New York, New York 10036-8299                 45 Rockefeller Plaza
           (212) 969-3000                   New York, New York 10111
                                                 (212) 841-5700

                               ---------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
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                                                                        Proposed Maximum
             Title Of Each Class Of                  Amount to be           Aggregate              Amount of
           Securities To Be Registered              Registered (1)     Offering Price (2)     Registration Fee (2)
------------------------------------------------   ----------------   --------------------   ---------------------
Class A Common Stock, par value $.01 per share                             $46,000,000             $12,788

(1) Includes       shares of Class A common stock which the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
                               ---------------
     We will amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                          Subject To Completion
                                                                         , 1999


                                            Shares


                                  iTurf Inc.

                              Class A Common Stock
                                --------------
This is the initial public offering of iTurf Inc., and we are offering shares of our Class A common stock. We anticipate that the initial public
offering price will be between $       and $       per share.

We have applied to list our Class A common stock on the Nasdaq Stock Market under the symbol "TURF."


Investing in the common stock involves risks. See "Risk Factors" beginning on page 7.

                                                        Per Share
                                                       -----------    Total
   Public Offering Price ...........................   $              $
   Underwriting Discounts and Commissions ..........   $              $
   Proceeds to iTurf Inc. ..........................   $              $

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


We have granted the underwriters the right to purchase up to     additional
shares of Class A common stock to cover any over-allotments.

                          Joint Book-Running Managers





                   BT Alex. Brown           Hambrecht & Quist




                                --------------
                               CIBC Oppenheimer



                                        , 1999

     [Photographs of various screens depicting some of our Web sites will be printed on the inside front cover page of this prospectus. Descriptions of the photographs will be provided]

                               ----------------
     The information on our Web sites is not a part of this prospectus. iTurf, the iTurf logo and gURL are some of our service marks. dELiA*s, Contents and Discount Domain are registered trademarks of dELiA*s Inc., and Droog is a trademark of dELiA*s Properties Inc. This prospectus also includes trademarks and trade names of other companies. Each trade name, trademark or service mark of any other company appearing in this prospectus is the property of its owner.


     This prospectus includes statistical data regarding the Internet industry and the Generation Y market. This data was obtained from industry publications and reports which we believe to be reliable sources; however, the accuracy and completeness of such information is not guaranteed. We have not independently verified such data nor sought the consent of every organization to refer to their reports herein.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Unless we indicate otherwise in this prospectus, references to the "Company," "iTurf," "we" or "our" mean iTurf Inc., and references to our "Parent" mean dELiA*s Inc.

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about iTurf and our industry. These forward-looking statements involve risks and uncertainties. iTurf's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. iTurf undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


Our Business

     iTurf is a leading provider of Internet community and e-commerce services focused primarily on Generation Y. Generation Y is comprised of 56 million people between the ages of 10 and 24. It is the fastest growing demographic group under age 65 in the United States and accounts for over $278 billion of disposable income. iTurf is an online "home turf" where members of Generation Y can interact and shop in a domain of their own, away from the pressures of parents and school. Our network of Web sites offers interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping. Our gURL online community provides users with interactive features and regularly updated articles on topics of interest to Generation Y girls and young women. Our e-commerce offerings include a wide range of apparel, accessories, footwear, athletic gear and home furnishings for Generation Y. Our most prominent online store, dELiAs.cOm, primarily offers merchandise for Generation Y girls and young women. Our other commerce sites include TSISoccer.com, contentsonline.com, discountdomain.com and the recently-launched droog.com site.

     We believe we are one of the few networks to focus primarily on the Generation Y market and we possess advantages relative to other Internet communities and marketers for this group. In particular, our strategic relationship with our Parent, dELiA*s Inc., the leading direct marketer to Generation Y, provides us with the following advantages:

    o the exclusive online use of leading brand names including dELiA*s and TSI Soccer;

    o a proprietary nine million-name database;

    o sophisticated fulfillment services from our Parent's distribution center;

    o advertising space in our Parent's catalog publications that collectively have circulation in excess of 60 million; and

    o substantial merchandising expertise and strong relationships with hundreds of vendors.


     Our Internet traffic and sales have grown rapidly over the last year. We estimate that the number of page impressions per month on our Web sites has grown from approximately 800,000 in February 1998 to approximately 22 million in December 1998. Our net sales have increased from $53,000 in the quarter ended October 31, 1997 to $1,064,000 in the quarter ended October 31, 1998. By selling a selection of branded and proprietary products, we have been able to achieve higher gross profits per order on merchandise sales than many other e-commerce companies. In the nine-month period ended October 31, 1998, our gross margin on merchandise sales was approximately 49%.


     We currently generate a substantial majority of our revenue from our e-commerce offerings, but expect to further develop other revenue streams in the future. We derive revenue from four primary sources:

   o sales of apparel, accessories, footwear, athletic gear, home furnishings and other merchandise through our e-commerce Web sites;


   o fees paid for advertising on our sites;

   o fees from licensing our gURL brand and content; and

   o subscription fees paid by members of our discountdomain.com discount shopping service.


Our Market Opportunity

     The Internet has emerged as a global medium, enabling millions of people to share information, communicate and conduct business electronically. Generation Y is an increasingly important demographic group on the Internet. According to eMarketer, an Internet market research firm, the number of teens and college students who regularly access the Internet will rise from an estimated 12 million in 1998 to 22.3 million by the year 2000.

     Generation Y is difficult to reach for traditional retailers, advertisers, and e-commerce providers. Its members desire entertainment, communication, and advice in an environment focused on their particular needs. They also demand engaging content that speaks to them without speaking down to them. We believe that creating an online destination that caters exclusively to Generation Y is essential to marketing to this group. The major Internet navigational hubs are generally designed to appeal to a broad audience, and do not exclusively address the issues that are relevant to teens, such as peer, parental and school-related pressures as well as issues revolving around friendship, sexuality and competition. Accordingly, we believe there is a need for a Generation Y online destination consisting of an integrated network of community and commerce in a trusted environment.


Our Strategy

     Our goal is to build iTurf into the premier Generation Y online destination so that we can realize superior revenue growth opportunities in the form of expanded e-commerce offerings and, eventually, advertising opportunities including sponsorship, promotion and distribution agreements with leading brand marketers and media companies. These are the key elements of our strategy:

     Strengthen Brand Recognition. Our strategy is to enhance the brand recognition of the iTurf name as well as independently build each brand in the iTurf network, including dELiA*s, gURL, TSISoccer, discountdomain, contentsonline and Droog. We plan to strengthen our brand names and build traffic to our sites through the following:

   o promotion in our Parent's marketing channels;

   o traditional and Internet advertising;

   o strategic alliances, such as those we have entered into with Yahoo! Shopping as well as with CatalogCity.com, and Sportsite.com;

   o our affiliate network; and

   o direct marketing.

     Enhance Online Offerings. We will aggressively seek to develop our content, community and e-commerce product offerings to drive traffic to our Web sites and increase revenue.

     Expand Site Infrastructure to Support Growth. We intend to continue to invest in scalable technologies and site infrastructure and to enhance the functionality of our Web sites in order to better serve existing users and to provide robust and scalable platforms to support growth.

     The cornerstone of our long-term solution is iTurf.com. We intend to develop iTurf.com as the online meeting place and community for young men and women of Generation Y. We will promote and drive traffic to this site through all of the properties in our network. We will promote iTurf to Generation Y girls and young women through gURL.com, dELiAs.cOm and other female-targeted offerings. We will promote iTurf to Generation Y boys and young men through our male targeted offerings as well as the prospect of interacting with members of the gURL community. In addition to our e-commerce efforts, we believe we may be able to generate advertising and sponsorship revenue from advertisers and retailers seeking targeted access to Generation Y.

                                 The Offering

Class A common stock offered by iTurf.      shares

Common stock to be outstanding after the offering:
  Class A common stock...............       shares(1)
  Class B common stock...............       shares(2)

Use of proceeds........................   Marketing activities, capital
                                          expenditures, purchase of common stock
                                          of our Parent and other general
                                          corporate purposes, including working
                                          capital. See "Use of Proceeds."

Voting rights..........................   The holders of Class A common stock
                                          have voting rights identical to
                                          holders of Class B common stock,
                                          except that holders of Class A common
                                          stock are entitled to one vote per
                                          share and holders of Class B common
                                          stock are entitled to six votes per
                                          share. Holders of both classes of
                                          common stock generally will vote
                                          together as a single class on all
                                          matters presented to the stockholders
                                          for their vote or approval, except as
                                          otherwise required by applicable
                                          Delaware law. See "Risk
                                          Factors--Control by Our Parent and Its
                                          Principal Stockholder" and
                                          "Description of Capital Stock--Common
                                          Stock."

Proposed Nasdaq National
 Market symbol..........................  TURF

----------
(1) Excludes a total of       shares of Class A common stock subject to
    outstanding options or reserved for issuance under our Stock Incentive Plan. See "Management" and "Description of Capital Stock."

(2) All the shares of Class B common stock are owned by our Parent. Each share of Class B common stock is convertible at the option of the holder at any time prior to a tax-free spin-off of iTurf from our Parent into one share of Class A common stock. Each share of Class B common stock will automatically convert into one share of Class A common stock (i) upon the transfer of such shares by our Parent to a third party other than a person determined by our board of directors to be a "strategic partner" of iTurf,
    (ii) if the number of outstanding shares of Class B common stock beneficially owned by our Parent falls below 10% of the aggregate number of outstanding shares of all classes of iTurf common stock and (iii) on the fifth anniversary of a tax-free spinoff. See "Risk Factors--Control by Our Parent and Its Principal Stockholder" and "Description of Capital Stock."

                               ----------------
Our principal offices are located at 435 Hudson Street, New York, New York 10014 and our telephone number is (212) 741-7785.

Unless we otherwise state herein, the information in this prospectus does not take into account the exercise of the underwriters' over-allotment option. Any reference in this prospectus to a particular fiscal year is to the year ended January 31 following the corresponding calendar year (for example, "fiscal 1998" means the period from February 1, 1998 to January 31, 1999).

                            Summary Financial Data

     The following statement of operations data summarize our results of operations from March 14, 1995 (date of inception) through January 31, 1996, for the years ended January 31, 1997 and 1998 and for the nine-month periods ended October 31, 1997 and 1998. The following balance sheet data summarize our balance sheet as of October 31, 1998 on an actual basis, and as adjusted to
reflect the sale of    shares of Class A common stock in this offering at an
assumed initial public offering price of $   per share (the mid-point of the
offering range), after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the estimated proceeds therefrom, including our purchase of shares of common stock of our Parent. See "Use of Proceeds" and "Capitalization." The financial data include the Internet operations of TSI Soccer Corporation ("TSI") from March 14, 1995 (date of inception), the operations of gURL, Interactive Inc. ("gURL Interactive") from December 17, 1997 (date of acquisition), and additional Internet operations developed since December 17, 1997, including the dELiAs.cOm Web site which was launched in May 1998. The following tables should be read in conjunction with the "Selected Financial Data," the iTurf Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                Period from
                                                               March 14, 1995
                                                                  (date of
                                                                 inception)                               Nine months ended
                                                                  through       Year ended January 31         October 31
                                                                 January 31   ------------------------- ----------------------
                                                                    1996           1997         1998        1997       1998
                                                              --------------- -------------- ---------- ----------- ----------
                                                                           (In thousands, except per share data)
Statement of Operations Data:(1)
Net sales ...................................................      $  6           $  13        $  134      $  86     $ 1,893
Cost of sales ...............................................         2              6             69        45          733
                                                                   ----           -----        ------      -----     -------
Gross profit ................................................         4              7             65        41        1,160
Selling, general and administrative expenses ................         6             14            114        42        1,041
                                                                   ----           -----        ------      -----     -------
Income (loss) from operations ...............................          (2)            (7)         (49)         (1)       119
Interest expense ............................................        --             --             20        --           31
                                                                   ------         ------       ------      ------    -------
Income (loss) before income tax (benefit) provision .........          (2)            (7)         (69)         (1)        88
Income tax (benefit) provision(2) ...........................          (1)            (3)         (29)       --           36
                                                                   -------        -------      ------      ------    -------
Net income (loss) ...........................................      $   (1)        $   (4)      $  (40)     $   (1)   $    52
                                                                   ======         ======       ======      ======    =======
Basic and diluted net income (loss) per share(3) ............      $              $            $           $         $
                                                                   ======         ======       ======      ======    =======
Shares used to compute basic and diluted net income (loss)
 per share(3) ...............................................


                                             October 31, 1998
                                          -----------------------
                                           Actual     As Adjusted
                                          --------   ------------
                                              (In thousands)
Balance Sheet Data:
Cash and cash equivalents .............    $   42       $26,242
Working capital (deficiency) ..........      (573)       25,627
Total assets ..........................       640        26,840
Due to Parent .........................       405           405
Total stockholder's equity(4) .........         7        26,207

----------
(1) The historical financial statements contained elsewhere in this prospectus include allocations for administrative, distribution and other expenses incurred by our Parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.
(2) See Note 2 of Notes to iTurf Financial Statements for information concerning the computation of the income tax (benefit) provision and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Taxes."
(3) Based on the number of shares actually outstanding as of October 31, 1998 after giving effect to the following: (i) the reclassification of 100
    shares of common stock outstanding at October 31, 1998 into     shares of
    Class B common stock and (ii) the purchase of common stock of our Parent. See Note 2 of Notes to iTurf Financial Statements for information concerning the computation of basic and diluted net income (loss) per share.
(4) iTurf will record the purchase of common stock from our Parent as a reduction in total stockholder's equity. See "Capitalization."

                                 RISK FACTORS

     You should consider carefully the following risks before you decide to buy our Class A common stock. We have described these risks and uncertainties under the following general categories: "Risks Related to Our Business," "Risks Related to Our Relationship with Our Parent," "Risks Related to the Internet Industry" and "Risks Related to This Offering." The risks and uncertainties described below are not the only ones facing our company and our securityholders. Additional risks and uncertainties may also adversely impair our business operations. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of the money you paid to buy our Class A common stock.


Risks Related to Our Business

     Our Limited Operating History
     We have a limited operating history on which an investor can evaluate our business. Our TSISoccer.com operations began in 1995, and the gURL.com Web site was launched in 1996, but we did not begin selling merchandise from the dELiA*s catalog on the Internet until May 1998. As a result, we have generated substantially all of our revenues since May 1998. An investor in our Class A common stock must consider the risks and difficulties we encounter as an early-stage company in the new and rapidly evolving Internet, e-commerce and online advertising markets. These risks include our ability to:

     o sustain historical revenue growth rates;

     o implement our business model;

     o manage our expanding operations;

     o attract, retain and motivate qualified personnel;

     o anticipate and adapt to rapid changes in our markets;

     o attract and retain a large number of advertisers;

     o maintain and enhance our systems to support growth of operations and increasing user traffic;

     o retain existing customers, attract new customers and maintain customer satisfaction;

     o introduce new and enhanced Web pages, services, products and strategic alliances;

     o maintain our profit margins in the face of price competition or rising wholesale prices;

     o minimize technical difficulties, system downtime and the effect of Internet brown-outs;

     o manage the timing of iTurf promotions and sales programs; and

     o respond to changes in government regulation.

If we do not successfully manage these risks, our business, results of operations and financial condition will be materially adversely affected. We cannot assure you that we will successfully address these risks or that our business strategy will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     No History as Independent Company
     Prior to the closing of this offering, we have operated as a wholly-owned subsidiary of our Parent. We do not have an operating history as an independent company. We rely on our Parent to provide merchandising, inventory management, creative, technical, marketing, customer service, human resources, finance, accounting, administrative, legal and other services and will continue to receive such services pursuant to agreements between us and our Parent (the "Intercompany Agreements"). We intend to develop the operational, administrative and other systems and infrastructure necessary to support our current and future business on an independent basis. Our business could be materially adversely affected if our Parent fails to adequately provide such services or if we fail to develop systems of our own. See "--Our Dependence on Our Parent's Brands, Goods and Services" and "--Need to Expand Our Features, Capacity and Operations" and "Certain Transactions--Intercompany Agreements."

     The historical financial statements contained elsewhere in this prospectus include allocations for administrative, distribution and other expenses incurred by our Parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as a separate, stand-alone company. We have also relied on our Parent to provide financing for our operations. Our cash flows to date are therefore not necessarily indicative of the cash flows that would have resulted had iTurf been operating as an independent company during the periods presented. See "--Expectation of Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Expectation of Losses
     We expect to record substantial net losses for the foreseeable future. We believe that our continued growth will depend in large part on our ability to:

     o increase awareness of our brand names;

     o provide our customers with superior Internet community and e-commerce experiences; and

     o continue to enhance our systems and technology to support increased traffic to our Web sites.

Accordingly, we intend to dramatically increase our level of marketing and promotional expenditures. In addition, we expect to invest heavily to further develop our Web sites, technology and operating infrastructure. We will incur increased expenses in connection with fees payable to our Parent pursuant to the Intercompany Agreements. Slower revenue growth than we anticipate or operating expenses that exceed our expectations would have a material adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions--
Intercompany Agreements."

     Fashion Risk
     We derive the majority of our revenues from the online sale of apparel, accessories and footwear, particularly those featured in the dELiA*s catalog. Accordingly, our success depends, in part, on our ability and our Parent's ability to anticipate the frequently changing fashion tastes of our customers, primarily members of Generation Y, and to offer merchandise that appeals to their preferences on a timely and affordable basis. We believe that our Parent plans to continue to increase the amount of merchandise manufactured under its own labels. Poor customer reaction to our Parent's products or a failure by our Parent to source these products effectively would have a material adverse effect on iTurf.

     Failure to successfully anticipate, identify or react to changes in styles, trends or brand preferences of our customers may result in lower revenue from reduced sales and promotional pricing. In addition, misjudgments in merchandise selection could adversely affect our image with our customers. Such events would materially adversely affect iTurf.

     Our Dependence on and Integration of Key Personnel; Lack of Advertising Personnel
     Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel. Loss of the services of Stephen I. Kahn, our President, Chief Executive Officer and Chairman of the Board of Directors, Dennis Goldstein, our Chief Financial Officer, Alex S. Navarro, our Chief Operating Officer, Oliver Sharp, our Chief Technology Officer, or certain other key employees would have a material adverse effect on our business. Several members of our senior management joined us in January 1999, including our Chief Financial Officer and our Senior Vice President--Marketing. Our Chief Technology Officer is expected to join us in February 1999. As a result, our senior managers may not perform effectively as individuals or work together as a team. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. See "Management."

     We also intend to develop a marketing and sales team for our Internet community business, which has not generated substantial revenues to date. Establishing our sales and marketing team involves a number of risks:

     o we have not previously employed dedicated advertising sales personnel;

     o we may be unable to hire, retain, integrate and motivate sales and sales support personnel; and

     o new sales personnel may require a substantial period of time to become productive.


Failure to develop and maintain an effective sales and marketing force would have a material adverse effect on our business.

     Our Quarterly Operating Results Are Subject to Significant Fluctuations and Seasonality
     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

     o seasonal fluctuations in consumer purchasing patterns and advertising spending;

     o timing of, response to and quantity of our Parent's catalog mailings;

     o changes in the growth rate of Internet usage;

     o actions of our competitors;

     o the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses; and

     o general economic and market conditions.

     Our revenue for the foreseeable future will remain primarily dependent on online user traffic levels, online sales of merchandise appearing in our Parent's catalogs and online sales of other goods and services, and advertising activity on our community Web sites. Such future revenues are difficult to forecast. Any shortfall in revenues in relation to our expenses would have a material adverse effect on our business and would likely affect the market price of our Class A common stock in a manner unrelated to our long-term operating performance.

     Our limited operating history and the new and rapidly evolving Internet markets make it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing or in Internet advertising spending, our results of operations from quarter to quarter will be less comparable. Sales of apparel, accessories and footwear are generally lower in the first half of each year. Similarly, advertising sales in traditional media, such as television and radio, are generally lower in the first calendar quarter of each year. We may experience similar seasonality in our business.

     You should not rely on quarter-to-quarter comparisons of our results of operations as indicative of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Class A common stock may fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Need to Expand Our Features, Capacity and Operations

     We have rapidly expanded our operations, and we believe that we will need to continue to expand our features and capacity to operate as an entity independent from our Parent. A key element of our strategy is to generate a high volume of traffic on our Web sites. We believe that we will therefore need to continually improve and enhance the functionality and performance of our e-commerce, customer tracking and other technical systems. Growth in the number of users accessing our Web sites may strain or exceed the capacity of our computer systems and lead to degradations in performance or systems failure. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic may cause decreased levels of customer service and satisfaction. We believe our present systems will not be adequate to accommodate rapid growth in user demand. As a result, we intend to implement new systems. Some systems may be licensed from third parties and some may be developed internally. Failure to implement these systems effectively or within a reasonable period of time would have a material adverse effect on our business, results of operations and financial condition.

     We intend to introduce additional or enhanced features and services to retain current users and attract new users to our sites. If we introduce a feature or a service that is not favorably received, our current users may not continue using our Web sites as frequently. We may also experience difficulties that could delay or prevent us from introducing new services and features. Furthermore, these new services or features may contain errors that are discovered after they are introduced. We may need to significantly modify the design of these services to correct errors. If users encounter difficulty with or do not accept our services or features, our business would be materially adversely affected.

     Growth of our business may place a significant strain on our management systems and resources and will require us to implement new operational and financial systems, procedures and controls. We expect that we will need to continue to expand, train and manage our workforce. Our inability to accomplish any of these goals could adversely affect our business.

     Risks of Failure of Our Computer Systems and Equipment
     Our operations depend on our ability to maintain our computer systems and equipment in effective working order. We must also protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Most of our Web sites reside on a computer system located at our New York City office. This system's continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied as a result of any system failure. We continue to review and seek to upgrade our technical infrastructure and provide for system redundancies and backup power to limit such failures. Sustained or repeated system failures or interruptions would reduce the attractiveness of our Web sites to customers and advertisers. In addition, interruptions in our systems could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the timeframe we require. Unanticipated problems affecting our systems have caused from time to time in the past, and in the future could cause, interruptions in our services. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business.

     Our Increasing Reliance upon Online and Traditional Advertising
     We expect to increasingly rely on online and traditional advertising and strategic alliances to attract users to our Web sites. Pursuant to the Intercompany Services Agreement, we will commit to purchase substantial amounts of advertising in our Parent's print catalogs. These amounts of advertising are materially greater than we have used in the past. We cannot assure you that this advertising will effectively attract users to our Web sites or lead to a substantial amount of sales.

     To date, we have not done a substantial amount of advertising other than in our Parent's catalogs. We intend to use a substantial portion of the proceeds of this offering for online and traditional advertising. Our online advertising may include strategic alliances that require large, long-term commitments. We cannot assure you that we will be able to identify and secure sufficient online and offline advertising opportunities or that such spending will effectively attract users to our Web sites or lead to a substantial amount of sales.

     Our inability to develop and maintain effective advertising campaigns would have a material adverse effect on our business. We intend to commit substantial resources to promoting our Web sites and our brand name through online advertising and advertising in our Parent's catalogs. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Marketing and Promotion" and "Certain Transactions--Intercompany Agreements."

     Our Dependence on Third Parties (Other than Our Parent) iTurf depends upon a number of third parties to deliver goods and services to it and its customers. For example, iTurf relies on third-party shippers (including the United States Postal Service, United Parcel Service and FedEx) to ship merchandise to its customers. Strikes or other service interruptions affecting our shippers would have a material adverse effect on our ability to deliver merchandise on a timely basis. We also depend on communications providers, including Cable & Wireless plc and AT&T, to provide access to our Web sites for Internet users. Our Web sites could experience disruptions or interruptions in service due to failures by these providers. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services.

     A third party hosts and manages two of our community Web sites, gURLpages.com and gURLmAIL.com and also sells advertisements on such sites. System failures by this third party have in the past and could in the future lead to disruption in service on these sites. Such system disruptions or the failure by this third party to successfully sell advertisements on these Web sites could have a material adverse effect on our business.

     Our business depends, in part, on the ability of third-party vendors to provide us and our Parent with current-season brand-name apparel and merchandise at competitive prices in sufficient quantities and of acceptable quality. No vendor accounted for more than 9% of sales generated by the dELiA*s catalog in fiscal 1997. However, two vendors accounted for approximately 56% of sales of TSI in fiscal 1997. One of those vendors, adidas, accounted for approximately 13% of our Parent's sales in fiscal 1997. Our Parent does not have long-term contracts with adidas or any other supplier. In addition, many of the smaller vendors used by our Parent have limited resources, production capacities and operating histories. If any of the following events occurred, our business could be materially adversely affected:

     o if our key vendors failed to expand with iTurf and our Parent;

     o if we lost one or more key vendors, including adidas;

     o if our Parent's current vendor terms were changed; or

     o if our Parent's ability to procure products were limited.

See "Risks Related To Our Relationship With Our Parent--Our Dependence on Our Parent's Brands, Goods and Services."

     Risks Associated with Potential Acquisitions and Investments
     We may acquire or make investments in complementary businesses, products, services or technologies. However, we have no present understanding or agreement relating to any such acquisition or investment. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. If we buy a business, we could have difficulty in assimilating that company's personnel, operations, products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

     Our Dependence on Proprietary Rights and Risk of Infringement of Proprietary Rights
     We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality, license and other agreements with employees, customers, strategic partners and others to protect our proprietary rights. We have pursued and applied for the registration of our trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. The steps taken by us to protect our proprietary rights may not be adequate, and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. We also use our Parent's trademarks in connection with the sale of many of our goods and services and rely on our Parent's ability to adequately protect its trademarks and proprietary rights. See "Risks Related to Our Relationship with Our Parent--Our Dependence on Our Parent's Brands, Goods and Services."

     We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. We attempt to ensure that the quality of our brands is maintained by such licensees. However, we cannot assure you that such licensees will not take or omit to take actions that would materially adversely affect the value of our proprietary rights or reputation, which actions would have a material adverse effect on our business, financial condition and results of operations.

     Our Markets Are Highly Competitive
     Many Web sites compete for consumers' and advertisers' attention and spending. We expect such competition to continue to increase because of the relative ease with which new Web sites can be developed. We believe that our ability to compete depends upon many factors, including the following:

     o the market acceptance of our Web sites and online services;

     o the success of our brand building and sales and marketing efforts;

     o the performance, price and reliability of services developed by us or our competitors; and

     o the effectiveness of our customer service and support efforts.

Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. In addition, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertisers. New competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business.

     We sell online advertising that competes with television, radio, cable and print for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

     We also sell products in the highly competitive apparel, accessories, footwear and home furnishings industries and the athletic goods and soccer specialty markets. Our dELiA*s, TSI Soccer, Contents and Droog online catalogs compete with traditional department store retailers, as well as specialty apparel, accessory, and footwear retailers, for Generation Y customers. Our TSI Soccer online catalog also competes with several soccer specialty direct marketers, soccer specialty retailers and general athletic merchandise retailers. Our discountdomain.com offerings compete with traditional discount retailers. Many of our competitors are larger than and have substantially greater financial, distribution and marketing resources than us.

     There are few barriers to entry in the teen apparel, accessories, footwear, home furnishings and soccer specialty markets. We expect competition in these industries and markets to increase. We believe that our and our Parent's recent success in these markets has attracted the attention of other catalogers, store-based retailers, apparel manufacturers and Internet companies, of which some have entered or are likely to enter these markets. In addition, our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to the vendors' products. We may experience pricing pressures, increased marketing expenditures and loss of market share due to increased competition. These factors may materially adversely affect our business.

     Risks Associated with International Expansion
     Although less than one percent of our sales is to customers who live outside the United States, we intend to market our sites globally. In addition, certain of our Parent's vendors procure products from outside the United States (approximately 48% of our Parent's sales in fiscal 1997 were of products we believe were manufactured outside the United States), and we purchase from our Parent merchandise manufactured outside the United States. Our international business is subject to a number of risks generally associated with doing business abroad, including:

   o fluctuations in currency exchange rates, the impact of recessions in economies outside the United States and regulatory and political changes in foreign markets;

   o reduced protection for intellectual property rights in some countries;

   o potential limits on use of some of our vendors' trademarks outside the United States;

   o exposure to potentially adverse tax consequences or import/export quotas;

   o opening and managing distribution centers abroad;

   o inconsistent quality of merchandise and disruptions or delays in shipping; and

   o developing customer lists and marketing channels.

These factors may have a material adverse effect on our business. Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations. See "Government Regulation and Legal Uncertainties Relating to the Web."

     Failure of Our Computer Systems to Recognize Year 2000
     We depend heavily upon complex computer software and systems for all phases of our operations, including, to a significant extent, our Parent's computer systems. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming turn of the century. If not corrected, such computer applications could fail or create erroneous results by or at the Year 2000. We cannot assure you that all of iTurf's material operating software and systems will be Year 2000 compliant.

     In addition to the operating systems and software iTurf uses directly, iTurf's operations also depend on the performance of operating software and systems used by our significant service providers, including providers of financial, telecommunications and parcel delivery services. We also cannot assure you that iTurf's service providers have, or will have, operating software and systems that are Year 2000 compliant.

     A software or systems Year 2000 compliance failure with respect to iTurf's internal systems and software, or that of a third-party service provider, could prevent iTurf from being able to process or fulfill orders from its customers or could disrupt iTurf's financial and management controls and reporting systems. Any such failure, if not quickly remedied, would have a material adverse effect on iTurf's business, results of operations and financial condition.

     In addition, a significant portion of purchases of merchandise from iTurf are made with credit cards, and our business, results of operations and financial condition may be materially adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the customers' credit card vendors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Risks Related to Our Relationship with Our Parent


     Control by Our Parent and Its Principal Stockholder
     We are currently a wholly-owned subsidiary of our Parent. After the closing of this offering, our Parent will own all of our Class B shares of
common stock, which will represent   % of the voting power of our common stock.
As a result of its share ownership and the other rights described in this prospectus, our Parent will be able to elect a majority of the members of our Board of Directors. This concentration of ownership and other rights could also delay or prevent a change of control. Also, Stephen I. Kahn, President, Chief Executive Officer and Chairman of the Board of Directors of our Parent and iTurf, was, as of January 1, 1999, the beneficial owner of approximately 44% of the outstanding common stock of our Parent and, accordingly, may be deemed to be the beneficial owner of all of the iTurf common stock owned by our Parent. As a result, Mr. Kahn will be able to control iTurf in the same manner that our Parent is able to control iTurf. See "Principal Stockholder" and "Description of Capital Stock."

     In addition, our Parent could elect to sell all or a substantial portion of its equity interest in iTurf to a third party. In the event of a sale of our Parent's interest to a third party, that third party may be able to control iTurf in the same manner that our Parent is able to control iTurf. Such a sale may adversely affect the market price of the Class A common stock and may adversely affect iTurf's business, financial condition and results of operations.

     Risks Related to Overlapping Management and Boards of Directors
     Several of iTurf's officers and directors also serve as officers and directors of our Parent. Stephen I. Kahn, who is the President, Chief Executive Officer and Chairman of the Board of Directors of iTurf, holds those same offices with our Parent. Alex S. Navarro is the Chief Operating Officer and Secretary of iTurf and also the Secretary and Chief Legal Officer of our Parent. Christopher C. Edgar is a Vice President of iTurf and a member of iTurf's Board of Directors and is the Executive Vice President and Chief Operating Officer and a member of the Board of Directors of our Parent. Evan Guillemin is a Vice President of iTurf and a member of iTurf's Board of Directors and is the Chief Financial Officer of our Parent.

     Service as both a director or officer of iTurf and a director or officer of our Parent could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for iTurf and our Parent. Such decisions may relate to potential acquisitions of businesses, the Intercompany Agreements, competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by iTurf and other matters.

     Messrs. Kahn, Edgar, Guillemin and Navarro will be employed by both our Parent and iTurf and will spend a substantial part of their professional time and effort on behalf of our Parent. In many instances, such efforts for our Parent will involve activities that are unrelated (and in some circumstances may be adverse) to the interests of iTurf. iTurf has not established any minimum time that Messrs. Kahn, Edgar, Guillemin and Navarro will be required to spend on iTurf matters.

     Mr. Kahn, our Parent's largest stockholder, and Messrs. Edgar, Guillemin and Navarro will continue to participate in our Parent's stock option plans. A significant number of iTurf's employees will continue to hold shares of and/or options to purchase shares of common stock of our Parent acquired or granted prior to such employee's transfer to iTurf. Such employees may not yet have received comparable interests under our Stock Incentive Plan. In addition, following the closing of the offering, employees of iTurf may be eligible to participate in other benefit plans of our Parent that provide opportunities to receive additional shares of common stock of our Parent. These substantial equity interests in our Parent may present these officers and employees with incentives potentially adverse to iTurf's stockholders.

     Our Dependence on Our Parent's Brands, Goods and Services
     Prior to the closing of this offering, we will enter into a series of Intercompany Agreements with our Parent that were not negotiated on an arm's-length basis. We anticipate using a portion of the proceeds of this offering to make material payments to our Parent each year for the foreseeable future under the Intercompany Agreements. See "Certain
Transactions--Intercompany Agreements."

     Dependence on Our Parent as a Trademark Licensor. Pursuant to the Trademark License and Customer List Agreement, we license the dELiA*s logo and name and certain online content from our Parent on an exclusive basis for Internet use. We also license from our Parent a number of other valuable trademarks, including contentsonline, discountdomain, Droog and TSI Soccer. The dELiA*s logo and name and these other trademarks are critical to our marketing and brand-building activities. If our Trademark License and Customer List Agreement with our Parent were terminated, we would need to change the domain names of most of our Web sites and devote substantial resources towards building new brand names.

     Under the Trademark License and Customer List Agreement, our Parent, at its sole discretion can demand that we remove from our Web sites any online content that bears one of our Parent's trademarks that our Parent determines conflicts with, interferes with or is detrimental to its reputation or business or for certain other reasons. If our Parent makes such a demand, we are required to either cease using such content on such sites or remove our Parent's trademarks from such sites. We are also required to conform to our Parent's guidelines for the use of its trademarks. Our Parent has the right to approve all materials, such as marketing materials, that include any of our Parent's trademarks. Our

Parent also controls the visual and editorial presentation of content on our Web sites that use our Parent's trademarks. These restrictions may prevent us from marketing our products and services in the same way we would if we owned these trademarks ourself. Our Parent may terminate the Trademark License and Customer List Agreement and the Intercompany Services Agreement if any person other than our Parent, its affiliate or certain strategic partners acquire 20% or more of the voting power of iTurf and under other circumstances. The termination of this agreement with our Parent would have a material adverse effect on our business, results of operations and financial condition. See "--Potential Competition with Our Parent" and "CertainTransactions--Intercompany Agreements--Trademark License and Customer List Agreement."

     To generate merchandise sales on our Web sites, we depend on our Parent's ability to maintain and enhance the dELiA*s brand name and its other valuable trademarks. Our Parent's failure to maintain its existing base of customers or to maintain and enhance its brand name (and its other trademarks) would materially adversely affect our business.

     Dependence on Our Parent for Advertising. Pursuant to the Intercompany Services Agreement, our Parent has agreed to provide us with advertising and promotional space in its catalogs and retail stores. In addition, we are required to purchase from our Parent minimum amounts of advertising space in at least 50% of all of our Parent's catalogs distributed each year. However, the timing and placement of these advertisements and promotions are subject to our Parent's discretion. Our Parent could discontinue promoting iTurf in its current manner. Our Parent also makes no guarantee to us as to the demographic composition of the target audience. It does give a limited guarantee as to the size of the audience that views these advertisements or promotions. This advertising and promotion, as well as our association with the dELiA*s brand, are important elements of our strategy to increase awareness of our brands and increase sales. The advertising obligations under the Intercompany Services Agreement can be terminated by our Parent under the same circumstances as the Trademark License and Customer List Agreement. See "Certain Transactions--Intercompany Agreements--Intercompany Services Agreement."

     Dependence on Our Parent for Services. Pursuant to the Intercompany Services Agreement, our Parent will provide us with services, such as merchandising, inventory management, creative, marketing, technical, human resources, finance, accounting, administrative, legal and other services. If our Parent fails to provide these services satisfactorily, we would be required to perform these services or obtain these services from another provider. In such case, we may incur additional costs in order to obtain these services and we may be unable to obtain these services on commercially reasonable terms. If we choose to perform these services ourself, we may not be able to perform them adequately, and, as a result, we could lose a substantial number of customers. The service obligations under the Intercompany Services Agreement can be terminated by our Parent under the same circumstances as the Trademark License and Customer List Agreement. See "Certain Transactions--Intercompany Agreements-- Intercompany Services Agreement."

     Substantially all of our sales are currently processed and fulfilled through our Parent's systems. Under the Intercompany Services Agreement, our Parent is generally obligated to provide fulfillment services to us at a level at least equal to the quality of services being provided by our Parent prior to the date of this prospectus. As a result, our future revenue depends on our Parent's ability to fulfill our online sales in an accurate and timely manner. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions--Intercompany Agreements--Intercompany Services Agreement" and Note 3 of Notes to iTurf Financial Statements.

     Dependence on Our Parent as a Supplier. Pursuant to the Intercompany Services Agreement, we may purchase products from our Parent for resale on the Internet. We anticipate that, for the foreseeable future, a majority of our revenue will be derived from the online sale of merchandise under our Parent's trademarks. We do not have direct contractual relationships with our Parent's suppliers relating to our Parent's merchandise sold on our Web sites. As such, we cannot obtain the same merchandise directly and are restricted pursuant to the Trademark License and Customer List Agreement from having such relationships without our Parent's consent. Accordingly, iTurf's future revenues and business success depend on our Parent's ability to maintain and renew relationships with its existing vendors and to establish relationships with additional vendors. Furthermore, our Parent does not have long-term contracts with any of its suppliers. In addition, many of the smaller vendors used by our Parent have limited resources, production capacities and operating histories. The supply obligations under the Intercompany Services Agreement can be terminated by our Parent under the same circumstances as the Trademark License and Customer List Agreement. See "Certain Transactions-- Intercompany Agreements--Intercompany Services Agreement."

     Contingent Liability for Our Parent's Obligations
     For so long as our Parent continues to own 80% of the vote and value of our capital stock, we will be included in our Parent's consolidated group for federal income tax purposes. Under the Tax Allocation Agreement, for so long as iTurf is included in our Parent's consolidated group, we will pay our Parent our proportionate share of our Parent's income tax liability computed as if we were a separate taxpayer. We will also permit our Parent to use any of our net operating losses or other tax loss benefits, which we are unable to use at that time. To the extent our Parent uses our tax benefits, it will establish a receivable for our benefit and be required to repay us for the use of any such benefit. Repayment is due in cash at the time and to the extent we are required to pay income taxes and we are no longer consolidated in our Parent's tax group, or at the close of the fifth calendar year following the creation of the benefit. As long as we are members of our Parent's consolidated tax group, such repayment by our Parent will be offset by any amount that we are required to pay our Parent under the Tax Allocation Agreement. By virtue of its controlling ownership and the Tax Allocation Agreement, our Parent will effectively control all of our tax decisions. Under the Tax Allocation Agreement, for so long as iTurf is included in our Parent's consolidated group, our Parent will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) our Parent under the Tax Allocation Agreement. Notwithstanding the Tax Allocation Agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, if our Parent or other members of its consolidated group fail to make any federal income tax payments required by law, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states. See "Certain Transactions--Income Taxes."


     For so long as our Parent continues to own at least 80% of the voting power or value of iTurf's capital stock, we will also be jointly and severally liable (together with all other members of our Parent's "control group") for pension funding, termination and excise taxes and for other pension-related matters in the event our Parent fails to fully satisfy its legally required pension obligations. Because the Class B common stock held by our Parent is entitled to six votes per share, we expect that our Parent will retain its 80% voting interest for the foreseeable future. We believe there were no such liabilities outstanding as of January 1, 1999.


     The Intercompany Indemnification Agreement provides that our Parent will indemnify iTurf for certain tax and pension liabilities resulting from our relationship with our Parent (including the costs of defending against any assertion of claims against iTurf). We cannot assure you that our Parent will be able to fulfill its obligations under such Agreement. Therefore, we may be liable for payments in such instance. See "Certain Transactions--Intercompany Agreements--Intercompany Indemnification Agreement."

     Potential Competition with Our Parent
     Except for the Trademark License and Customer List Agreement which contains limited non-competition provisions, and subject to applicable Delaware law, our Parent is under no obligation to refrain from competing with us or to share with us any future business opportunities available to it. See "Certain Transactions--Intercompany Agreements--Trademark License and Customer List Agreement." Accordingly, iTurf's Restated Certificate of Incorporation will include provisions that provide that, subject to any agreement between us and our Parent,


     o our Parent will have no duty to refrain from engaging in the same or similar activities or lines of business as iTurf;


     o our Parent and its officers, directors and employees will not be liable to iTurf or its stockholders for breach of any fiduciary duty by reason of any activities of our Parent in competition with iTurf;

    o our Parent will have no duty to communicate or offer corporate opportunities to iTurf and shall not be liable for breach of any fiduciary duty as a stockholder of iTurf in connection with such opportunities; and

    o if a director or officer of iTurf who is also a director or officer of our Parent learns of a matter that may be a corporate opportunity for either iTurf or our Parent, that director or officer will not be liable to iTurf or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in the best interests of iTurf if the director or officer offers the corporate opportunity to our Parent rather than iTurf.

Any loss of a corporate opportunity by iTurf to our Parent, any engagement by our Parent in any activity that is similar to the businesses of iTurf or the early termination of the Trademark License and Customer List Agreement could have a material adverse effect on our business or our other stockholders. See "Description of Capital Stock" and "Certain Transactions--Intercompany Agreements."

     Risk Relating to Our Expected Ownership of Our Parent's Common Stock
     We intend to use a portion of the proceeds of this offering to purchase shares of our Parent's common stock. These securities will constitute a substantial portion of our assets. Our Parent's common stock has fluctuated significantly in the past and may fluctuate significantly in the future. If the price of our common stock declines, the price of our Parent's common stock could decline, which could cause the price of our common stock to decline further. If the value of our Parent's common stock increases significantly as a percentage of our total assets, we may choose to sell some or all of our Parent's common stock. See "Use of Proceeds."

     In addition, there are limits on our ability to sell shares of our Parent's common stock. Such shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or qualified for an exemption from registration. We have certain registration rights on such shares of our Parent's common stock. However, contractual lock-up provisions in the dELiA*s Common Stock Registration Rights Agreement as well as our Parent's limited ability to block registration may impede our ability to sell these shares in a timely manner. As a result, our Parent's common stock price could decline for a considerable period after we have decided to sell such securities. In addition, through its control of our board of directors, our Parent may be able to control our ability to sell such securities. See "--Control By Our Parent and Its Principal Stockholder"; "--Risks Related to Overlapping Management and Boards of Directors," and "Certain Transactions."

Risks Related to the Internet Industry

     Our Dependence on Continued Growth in Use of the Web
     Our industry is new and rapidly evolving. A decrease in the growth of Web usage would adversely affect our business. The following factors may inhibit growth in Web usage:

     o inadequate Internet infrastructure;

     o security and privacy concerns;

     o inconsistent quality of service; and

     o unavailability of cost-effective, high-speed service.

     Our success is dependent, in large part, upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Web may decline as the number of users increases or the bandwidth requirements of users increase. The Web has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

     Our Dependence on Continued Growth of Online Commerce iTurf's future revenue and profits substantially depend upon the widespread acceptance and use of the Web as an effective medium of commerce by consumers. Rapid growth in the use of the Web and commercial online services is a recent phenomenon. We cannot assure you that a sufficiently broad base of consumers will adopt, and continue to use, the Web as a medium of commerce. Demand for recently introduced services and products over the Web and online services is subject to a high level of uncertainty. The development of the Web and online services as a viable commercial marketplace is subject to a number of factors, including continued growth in the number of users of such services, concerns about transaction security, continued development of the necessary technological infrastructure, and the development of complementary services and products. Failure of the Web and online services to become a viable commercial marketplace would materially adversely affect our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Immaturity of the Internet Community Business Model
     The profit potential for an Internet community business model is unproven. Our ability to generate significant revenues from advertisers and sponsors will depend, in part, on our ability to generate sufficient user traffic with demographic characteristics attractive to our advertisers. The intense competition among Web sites that sell online advertising has led to the creation of a number of pricing alternatives for online advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the online advertising industry in general. Although we do not currently derive a substantial portion of our revenue from advertising, our business model depends in part on increasing the amount of such revenue. No standards have been widely accepted for measuring the effectiveness of online advertising. If such standards do not develop, existing advertisers may not continue their current levels of online advertising. We cannot assure you that the market for online advertising will continue to emerge or become sustainable. Failure of the market for online advertising to develop or slower development than expected would materially adversely affect our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy" and "--Advertising and Sponsorship Sales."

     Storage of Personal Information about Our Users and Other Privacy Concerns

     Web sites typically place certain "cookies" on a user's hard drive without the user's knowledge or consent. iTurf and other Web sites use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. In addition, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of certain information regarding Internet users. This directive may limit our ability to target advertising or collect and use information in certain European countries.

     We display a privacy policy on our Web sites. The policy is accessible to users of our personalized services when they register. Notwithstanding this policy, any penetration of our network security or other misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and several states have investigated the use by certain Internet companies of personal information. We could incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices were investigated.

     In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The principal provisions of the law are to become effective on the later of (1) April 21, 2000 and (2) the date on which the Federal Trade Commission issues a first ruling on applications for safe harbor treatment under the Act if the Commission does not rule on the first such application by October 21, 1999, but in no case later than April 21, 2001. Among other things, subject to certain limited exceptions, this act:

   o makes it unlawful for an operator of a Web site or online service directed to children under age 13, and any operator that has actual knowledge that it is collecting personal information from such a child, to collect personal information from the child without having obtained verifiable parental consent; and

   o prohibits conditioning the participation of a child under age 13 in a game, the offering of a prize, or another activity on the child disclosing more personal information than is reasonably necessary to participate in such activity.

The Federal Trade Commission has not yet promulgated Regulations interpreting this act. We depend upon collecting personal information from our customers. We believe that the promulgation of regulations under this act will make it more difficult for us to collect personal information from our customers.

     Government Regulation and Legal Uncertainties
     Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. The most recent session of the U.S. Congress resulted in Internet laws regarding online children's privacy, copyrights and taxation. Such legislation could dampen growth in use and acceptance of the Web. Although our online transmissions generally originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. New laws may impose additional burdens on companies conducting business over the Internet. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our business. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

     Web Security Concerns Could Hinder E-commerce and Online Advertising
     The need to securely transmit confidential information (such as credit card and other personal information) over the Internet has been a significant barrier to e-commerce and communications over the Web. Any publicized compromise of security could deter more people from using the Web or from using it to transmit confidential information. Furthermore, decreased traffic and e-commerce sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. Such security concerns could reduce our market for e-commerce and indirectly influence our ability to sell online advertising. We may also incur significant costs to protect iTurf against the threat of problems caused by such security breaches.

     Liability for Information Displayed on and Communication Through Our Web Sites
     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web sites. These types of claims have been brought, sometimes successfully, against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon the online content we do not control that is accessible from our Web sites. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms.

     Risks Associated with Domain Names
     iTurf holds various Web domain names relating to its brands, including the iTurf.com, dELiAs.cOm and gURL.com domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. In the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is expected to change in the near future. We expect such changes in the United States to include a transition from the current system to a system controlled by a non-profit corporation and the creation of additional top-level domains. Requirements for holding domain names also are expected to be affected. As a result, we cannot assure you that we will be able to acquire or maintain relevant domain names in all countries in which iTurf conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. iTurf, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, results of operations and financial condition.

 Risks Associated with Technological Change
     The Internet, e-commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. We may experience difficulties that delay or prevent our being able to do so. Material delays in introducing new technologies and enhancements to our services may cause customers and advertisers to make purchases from or visit the Web sites of our competitors.


Risks Associated with This Offering

     Shares Eligible for Public Sale after This Offering May Affect Our Stock Price
     After this offering there will be outstanding       shares of our Class A
common stock. After the closing of this offering, there will be       shares of
Class A common stock outstanding if the underwriters' over-allotment option is fully exercised. Of these shares, the shares sold in this offering will be freely tradeable except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The shares held by our affiliates will be "restricted securities" and will become eligible for sale subject to the volume limitations and other conditions of Rule 144 under the Securities Act. Sales of a large number of shares could have an adverse effect on the market price for our Class A common stock.

     After the closing of this offering, our Parent will own all of the outstanding shares of Class B common stock. Our Parent will not have any restrictions on selling any of our securities held by it in the public market, other than as provided in a lock-up agreement with BT Alex. Brown Incorporated and Hambrecht & Quist LLC and under applicable securities laws. In addition, our Parent can require us to register the shares of Class B common stock it owns for public sale. Any sales by our Parent could adversely affect the trading price of our Class A common stock. See "Management--Director Compensation," "Management--1999 Stock Incentive Plan," "Certain Transactions--Intercompany Agreements--iTurf Common Stock Registration Rights Agreement" and "Shares Eligible for Future Sale."

     As of January 1, 1999,       shares of Class A common stock were reserved
for issuance under our Stock Incentive Plan, of which options to purchase shares were then outstanding and of which no options were then exercisable. See "Management--1999 Incentive Stock Plan." iTurf intends to file, within 180 days after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register shares issued and reserved for issuance under the Stock Incentive Plan. Beginning 180 days after the date of this prospectus,
approximately       shares of Class A common stock issuable upon the exercise
of vested options will become eligible for sale. Shares of Class A common stock issued under our Stock Incentive Plan or upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and certain lock-up agreements with the representatives of the underwriters. The possible sale of a significant number of these shares may cause the price of our Class A common stock to fall.

     Possible Volatility of Our Class A Common Stock Price
     We cannot predict the extent to which investor interest in iTurf will lead to the development of a trading market in our Class A common stock or how liquid that market might become. The initial public offering price for the shares to be sold in this offering will be determined by negotiations between iTurf and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The stock market has experienced significant price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares of our Class A common stock at or above the initial public offering price. See "Underwriting."

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. The institution of such litigation against us could result in substantial costs to us and a diversion of our management's attention and resources.

 Broad Discretion in Use of Proceeds
     Our management can spend most of the proceeds from this offering in ways with which our stockholders may not agree. iTurf intends to use a portion of the net proceeds from the offering for marketing, capital expenditures and to purchase shares of our Parent's common stock. The remaining net proceeds will be available for general corporate purposes, including working capital. See "Use of Proceeds."

 Anti-Takeover Provisions of Applicable Delaware Law and Our Restated Certificate of Incorporation and Bylaws
     Provisions of Delaware law, our Restated Certificate of Incorporation, or our Bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock--Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws."

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the     shares of Class
A common stock offered hereby will be approximately $36.2 million, based on an
assumed initial public offering price of $    per share (the mid-point of the
offering range) and after deducting the estimated underwriting discounts and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that such net proceeds will be approximately $41.8
million based on an assumed initial public offering price of $    per share
(the mid-point of the offering range).

     We intend to use at least $6.0 million of the net proceeds of this offering for marketing activities during fiscal 1999, and approximately $4.0 million of the net proceeds for capital expenditures, including investments in technology and physical infrastructure and the acquisition of content and distribution relationships. Additionally, we intend to use $10 million of the gross proceeds of this offering, based on an assumed initial public offering
price of $    per share (the mid-point of the offering range), to purchase shares of common stock of our Parent (or $13.5 million if the underwriters exercise their over-allotment option in full). We will purchase such shares, through a wholly-owned subsidiary, at a price equal to the average closing price of our Parent's common stock on the five preceding trading days.

     We expect to use the remainder of the net proceeds for other general corporate purposes, including working capital. The amounts actually expended for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisition. Pending such uses, we will invest the net proceeds of this offering in interest-bearing, investment grade securities through a wholly-owned subsidiary.


                                DIVIDEND POLICY

     We currently intend to retain all of our earnings to finance our operations and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                                CAPITALIZATION

     The following table sets forth the capitalization of iTurf as of October 31, 1998 on an actual basis, and as adjusted to give effect to (i) the reclassification of 100 shares of common stock outstanding at October 31, 1998
into     shares of Class B common stock; (ii) the authorization of     shares
of Class A common stock; (iii) the authorization of    shares of preferred
stock and (iv) the sale of the     shares of Class A common stock offered
hereby at an assumed initial public offering price of $    per share (the
mid-point of the offering range) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                            October 31, 1998
                                                                       ---------------------------
                                                                          Actual       As Adjusted
                                                                       ------------   ------------
                                                                             (In thousands)
   Due to Parent. ..................................................      $  405       $     405
   Stockholders' equity:
    Preferred stock, $.01 par value;     shares authorized; no
      shares issued and outstanding actual and as adjusted .........          --              --
    Common stock, $.01 par value; 1,000 shares authorized;
      100 shares issued and outstanding actual;
      no shares issued and outstanding as adjusted(1) ..............           0              --
    Class A common stock, $.01 par value;     shares
      authorized; no shares issued and outstanding actual;
      shares issued and outstanding as adjusted(2) .................          --
    Class B common stock, $.01 par value;     shares
      authorized; no shares issued and outstanding actual;
      shares issued and outstanding as adjusted ....................          --
    Additional paid-in capital .....................................          --          36,200
    Investment in common stock of Parent(3) ........................          --         (10,000)
                                                                                       ---------
    Retained earnings ..............................................           7               7
                                                                          ------       ---------
     Total stockholders' equity ....................................           7          26,207
                                                                          ------       ---------
      Total capitalization .........................................      $  412       $  26,612
                                                                          ======       =========

----------
(1) Prior to the closing of this offering, these shares of common stock will be reclassified as our Class B common stock.

(2) Excludes (i)     shares of Class A common stock issuable upon the exercise
    of options outstanding with a weighted average exercise price of $    per
    share, and (ii) an aggregate of     additional shares reserved for
    issuance under our Stock Incentive Plan. See "Management--1999 Stock Incentive Plan" and Note 8 of Notes to iTurf Financial Statements.

(3) iTurf will record the purchase of the common stock from our Parent as a reduction in total stockholders' equity.

                                   DILUTION

     The negative net tangible book value of iTurf as of October 31, 1998 was
approximately $(304,000), or $    per share of common stock. Negative net
tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of October 31, 1998. The pro forma net tangible book value of iTurf as of October
31, 1998, after giving effect to (i) the issuance and sale of the        shares
of Class A common stock offered hereby at an assumed initial public offering
price of $    per share (the mid-point of the offering range) after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the purchase of the common stock of our Parent (accounted for as a reduction of stockholder's equity), would have been $25.9 million, or $ per share. This represents an immediate increase in pro forma net tangible book
value per share of $    to existing stockholders and an immediate dilution per
share of $    to new investors. The following table illustrates this per share dilution:


   Assumed initial public offering price per share ...........................                 $
      Negative net tangible book value per share before this offering ........   $
      Increase in pro forma net tangible book value per share attributable to
       new investors .........................................................   ------
   Pro forma net tangible book value per share after offering ................                 ------
   Dilution per share to new investors .......................................                 $
                                                                                               ======

     The following table summarizes, on a pro forma basis, as of October 31, 1998, the number of shares of Class A common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of Class A common stock in this offering:



                                                                          Average
                                  Shares Purchased   Total Consideration   Price
                                -------------------- --------------------   Per
                                 Number    Percent    Amount    Percent    Share
                                -------- ----------- -------- ----------- -------
   Existing Stockholder .......                %     $                %    $
   New investors ..............                                            $
                               ------    -------     --------    ------   ------
      Total ...................           100.0%     $           100.0%
                               ======    =======     ========    ======

     The foregoing discussion and tables assume no exercise of any stock
options. As of             , there were options outstanding to purchase a total
of        shares of Class A common stock with a weighted average exercise price
of $     per share. To the extent that any of these options are exercised, there may be further dilution to new investors. See "Capitalization," "Management--1999 Stock Incentive Plan" and Note 8 of Notes to iTurf Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data are qualified by reference to, and should be read in conjunction with, the Financial Statements of iTurf, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data of iTurf presented below for the period from March 14, 1995 (date of inception) through January 31, 1996, the years ended January 31, 1997 and 1998 and the nine month period ended October 31, 1998, and the balance sheet data as of January 31, 1997 and 1998 and October 31, 1998 are derived from financial statements of iTurf that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The balance sheet data at January 31, 1996 are derived from the audited financial statements not included in this prospectus. The statement of operations data for the nine month period ended October 31, 1997 are derived from unaudited financial data of iTurf and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of iTurf's results of operations for such period. The operating results for the interim periods presented are not necessarily indicative of the results to be expected for any other interim period or the year ending January 31, 1999.

     The accompanying financial data include the Internet operations of TSI from March 14, 1995 (date of inception), the operations of gURL Interactive from December 17, 1997 (date of acquisition) and additional Internet operations developed since December 17, 1997, including the dELiAs.cOm Web site which was launched in May 1998.


                                                            Period from
                                                           March 14, 1995
                                                              (date of
                                                             inception)   Year Ended January   Nine Months Ended
                                                              through             31               October 31
                                                             January 31   ------------------- --------------------
                                                                1996         1997      1998      1997       1998
                                                          --------------- ---------- -------- ---------- ---------
                                                                   (In thousands, except per share data)
Statement of Operations Data:(1)
Net sales ...............................................      $  6          $13     $ 134      $ 86     $1,893
Cost of sales ...........................................        2             6        69        45        733
                                                               ----          ----     -----      ----     ------
Gross profit ............................................        4             7        65        41      1,160
Selling, general and administrative expenses ............        6            14       114        42      1,041
                                                               ----          ----     -----      ----     ------
Income (loss) from operations ...........................       (2)           (7)      (49)       (1)      119
Interest expense ........................................       --            --        20        --        31
                                                               -----         -----    -----      -----    ------
Income (loss) before income tax (benefit) provision .....       (2)           (7)      (69)       (1)       88
                                                               ------        ------   -----      ------   ------
Income tax (benefit) provision(2) .......................       (1)           (3)      (29)       --        36
                                                               ------        ------   -----      -----    ------
Net income (loss) .......................................      $(1)          $(4)     $(40)      $(1)     $ 52
                                                               =====         =====    =====      =====    ======
Basic and diluted net income (loss) per share(3) ........      $             $        $          $        $
                                                               =====         =====    =====      =====    ======
Shares used to compute basic and diluted net income
 (loss) per share(3) ....................................      =====         =====    =====      =====    ======


                                                                January 31
                                                    -----------------------------------    October 31
                                                       1996         1997         1998         1998
                                                    ----------   ----------   ---------   -----------
                                                                     (In thousands)
Balance Sheet Data:
Cash and cash equivalents .......................      $ --         $ --       $   31       $   42
Working capital (deficiency) ....................         (1)          (5)       (475)        (573)
Total assets ....................................       --           --           461          640
Due to Parent ...................................        1            5           506          405
Total stockholder's (deficit) equity(4) .........         (1)          (5)        (45)           7

----------
(1) The historical financial statements contained elsewhere in this prospectus include allocations for administrative, distribution and other expenses incurred by our Parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.
(2) See Note 2 of Notes to iTurf Financial Statements for information concerning the computation of the income tax (benefit) provision and "Managements Discussion and Analysis of Financial Condition and Results of Operations--Income Taxes."
(3) Based on the number of shares actually outstanding as of October 31, 1998 after giving effect to the following: (i) the reclassification of 100
    shares of common stock outstanding at October 31, 1998 into       shares
    of Class B common stock and (ii) the purchase of the common stock of our Parent. See Note 2 of Notes to iTurf Financial Statements for information concerning the computation of net income (loss) per share.
(4) iTurf will record the purchase of common stock from our Parent as a reduction in total stockholders' equity. See "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements and related Notes thereto of iTurf which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect iTurf's plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."


Overview
     iTurf is a leading provider of Internet community and e-commerce services focused primarily on Generation Y. We provide Generation Y with an online destination that encompasses a network of Web sites that address this demographic group's concerns, interests, tastes and needs. Our sites offer interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail as well as online shopping opportunities.


     iTurf is a subsidiary of dELiA*s Inc., and was incorporated on August 7, 1997. Prior to the closing of this offering, our Parent owned all of the outstanding capital stock of iTurf. iTurf's results of operations include the following:


    o The Internet operations of TSI, a wholly-owned subsidiary of our Parent, which was acquired by our Parent in December 1997. The acquisition was accounted for as a pooling of interests. Therefore, the financial statements of iTurf reflect the Internet operations of TSI from March 14, 1995 when TSI began Internet operations.


     o The operations of gURL Interactive, which was acquired by iTurf on December 17, 1997.


    o The Internet operations developed since December 17, 1997, including the dELiAs.cOm Web site which was launched in May 1998.


     We rapidly expanded our operations in fiscal 1998. Following the acquisition of gURL.com, we launched the dELiAs.cOm and discountdomain.com sites in May 1998 and the contentsonline.com and droog.com sites in November 1998. We sell merchandise from these Web sites, each of which shares merchandise and branding with catalog offerings of our Parent. In addition, we expanded our Web community features during the same periods. We launched gURLmAIL.com in February 1998 and gURLpages.com in June 1998. In December 1998, we also began to add additional third party content to our gURL.com web site, such as music news and film trailers. See "Business--The iTurf Network" and "Business--iTurf E-Commerce."


     We generate revenue from four primary sources:


     o sales of apparel, accessories, footwear, athletic gear, home furnishings and other merchandise through our e-commerce Web sites,


     o fees paid for advertising on our Web sites,


     o fees from licensing the gURL brand and content, and


     o subscription fees paid by members of our discount shopping service, discountdomain.com.


Sales of apparel, accessories and footwear for Generation Y girls and young women on our dELiAs.cOm site accounted for a substantial majority of our revenue in the nine months ended October 31, 1998 and is expected to account for the majority of our revenue for the next twelve months. Sales of athletic gear on our TSISoccer.com site, primarily soccer merchandise sold to Generation Y boys and young men, was our second largest source of product revenue in that period. We expect this trend to continue and for sales of apparel, accessories, footwear and other products to grow more rapidly than sales of advertising over the next twelve months. Because advertising sales are generally higher-margin than merchandise sales, we expect our gross margin to decline in the near future.

     The historical financial statements contained elsewhere in this prospectus include allocations for administrative, distribution and other expenses incurred by our Parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.

     Following the closing of this offering, the provision of services and other matters between the two companies, including use of our Parent's trademarks, will be governed by the Intercompany Agreements. We believe that the Intercompany Agreements, had they been in effect during the historical periods presented, would not have had a material effect on our net income
(loss), given the level of benefits received from our Parent. Expenses would have increased marginally in connection with fees to be paid to our Parent pursuant to the Trademark License and Customer List Agreement. However, the effect of the Trademark License and Customer List Agreement would have been substantially offset by iTurf's ability under the supply arrangements of the Intercompany Services Agreement to purchase clearance inventory from our Parent at lower costs. We do not expect this offset to continue to the same degree following the closing of this offering. We expect selling, general and administrative expenses to increase as a percentage of sales due to fees associated with higher levels of advertising provided by our Parent and with increased sales made under trademarks licensed from our Parent. See "Certain Transactions--Intercompany Agreements."

     iTurf has also relied on our Parent to provide financing for our operations. Therefore, our cash flows to date are not necessarily indicative of the cash flows that would have resulted had iTurf been operating as an independent company during the periods presented.

     Since the inception of iTurf's business in 1995 through the fiscal year ended January 31, 1998, iTurf incurred net losses of approximately $45,000. For the nine months ended October 31, 1998, iTurf's operatio-ns resulted in net income of approximately $52,000. We believe that our continued growth will depend in large part on our ability to increase our brand awareness, provide our customers with superior Internet community and e-commerce experiences and continue to enhance our systems and technology to support increased traffic to our Web sites. We intend to invest heavily in marketing and promotion (including advertising in our Parent's print catalogs) and to further develop our Web sites, technology and operating infrastructure. As a result, we expect to record substantial net losses for the foreseeable future.

     In view of the rapidly changing nature of iTurf's business and its limited operating history, as well as the expected seasonality, iTurf believes that period-to-period comparisons of its operating results, including iTurf's gross profit margin and operating expenses as a percentage of sales, are not necessarily meaningful. You should not rely on this information as an indication of future performance.

Results of Operations
     The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated:



                                                   Fiscal Year                 Nine Months
                                                Ended January 31,           Ended October 31,
                                            -------------------------   -------------------------
                                                1997          1998          1997          1998
                                            -----------   -----------   -----------   -----------
 Net sales ..............................      100.0%        100.0%        100.0%         100.0%
 Cost of sales ..........................       46.2          51.5          52.3           38.7
                                               -----         -----         -----          -----
 Gross profit ...........................       53.8          48.5          47.7           61.3
 Selling, general and administrative
   expenses .............................      107.7          85.1          48.9           55.0
 Interest expense, net ..................         --          14.9            --            1.6
                                               -----         -----         -----          -----
 Income (loss) before income tax
   (benefit) provision ..................      (53.9)        (51.5)         (1.2)           4.7
 Income tax (benefit) provision .........      (23.1)        (21.6)           --            1.9
                                               -----         -----         -----          -----
 Net income (loss) ......................      (30.8)%       (29.9)%        (1.2)%          2.8%
                                               =====         =====         =====          =====

Comparison of Nine Months Ended October 31, 1997 and 1998
     Net Sales. Net sales increased from $86,000 in the nine months ended October 31, 1997 to $1,893,000 in the nine months ended October 31, 1998. The increase was primarily due to the launch of the dELiAs.cOm Web site in May 1998 and advertising revenue of approximately $290,000 during the nine months ended October 31, 1998. iTurf did not sell any advertising in the nine month period ended October 31, 1997. Subscription fees and licensing revenue was approximately $167,000 for the nine month period ended October 31, 1998, and such revenue was insignificant for the 1997 period.

     Gross Profit. Gross profit increased from $41,000 in the nine months ended October 31, 1997 to $1,160,000 in the nine months ended October 31, 1998 as a result of both increased sales and a higher gross margin. Gross margin increased from 47.7% in the nine months ended October 31, 1997 to 61.3% in the nine months ended October 31, 1998. This increase was due to both the increased sales of higher-margin apparel and accessories on the dELiAs.cOm Web site (which was launched in May 1998) as well as revenue from advertising, licensing and subscriptions during the second and third quarters of fiscal 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include administrative, distribution and other expenses allocated from our Parent, as well as direct expenses for advertising, development, editorial and network operations personnel and consultants, including costs of the Internet systems infrastructure. Selling, general and administrative expenses increased from $42,000, or 48.9% of sales, in the nine months ended October 31, 1997 to $1,041,000, or 55.0% of sales, in the nine months ended October 31, 1998. This increase was due to a substantial increase in advertising, allocated expenses from our Parent and additional direct expenses related to personnel and infrastructure development in anticipation of greater sales.

Comparison of Fiscal Years 1996 and 1997
     Net Sales. Net sales in fiscal 1996 and fiscal 1997 were substantially from soccer merchandise. Net sales increased from $13,000 in fiscal 1996 to $134,000 in fiscal 1997. This increase was primarily due to an enhancement of TSISoccer.com and additional customer awareness of the site, as well as a general increase in the use of the Web for electronic commerce.

     Gross Profit. Gross profit increased from $7,000 in fiscal 1996 to $65,000 in fiscal 1997, primarily due to an increase in net sales. Gross margin decreased from 53.8% in fiscal 1996 to 48.5% in fiscal 1997, primarily due to a change in the mix of TSI Soccer merchandise sold from year to year.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $14,000 for the year ended January 31, 1997 to $114,000 in fiscal 1997. Selling, general and administrative expenses as a percentage of net sales decreased from 107.7% to 85.1%, primarily due to the leveraging of fixed costs over a larger revenue base.

Quarterly Results of Operations
     The following table sets forth certain unaudited quarterly statement of operations data for the seven quarters ended October 31, 1998. This unaudited quarterly information has been derived from unaudited financial statements of iTurf and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the iTurf Financial Statements and the notes thereto. The operating results for the quarters are not necessarily indicative of the operating results for any future period.



                                                                 Three Months Ended
                                     ---------------------------------------------------------------------------
                                      Apr. 30,   July 31,   Oct. 31,   Jan. 31,   Apr. 30,   July 31,   Oct. 31,
                                        1997       1997       1997       1998       1998       1998       1998
                                     ---------- ---------- ---------- ---------- ---------- ---------- ---------
                                                                   (in thousands)
                                     ---------------------------------------------------------------------------
Net sales ..........................   $  9       $ 24         $53      $   48     $   69     $  760    $1,064
Cost of sales ......................      5         13          27          24         35        339       359
                                       ----       ----         ---      ------     ------     ------    ------
Gross profit .......................      4         11          26          24         34        421       705
Selling, general and
 administrative expenses ...........      6         18          18          72        100        436       505
Interest expense, net ..............     --         --          --          20         11         11         9
                                       ----       ----         ---      ------     ------     ------    ------
Income (loss) before income tax
 (benefit) provision ...............       (2)        (7)        8         (68)       (77)       (26)      191
Income tax (benefit) provision .....       (1)        (3)        3         (28)       (32)       (11)       79
                                       -------    -------      ---      ------     ------     ------    ------
Net income (loss) ..................   $   (1)    $   (4)      $ 5      $  (40)    $  (45)    $  (15)   $  112
                                       ======     ======       ===      ======     ======     ======    ======


                                                                          Percentage of Net Sales
                                          ---------------------------------------------------------------------------------------
Net sales ...............................    100.0%      100.0%       100.0%       100.0%        100.0%      100.0%       100.0%
Cost of sales ...........................     55.6        54.2         50.9         50.0          50.7        44.6         33.7
                                             -----       -----        -----       ------        ------       -----        -----
Gross profit ............................     44.4        45.8         49.1         50.0          49.3        55.4         66.3
Selling, general and
 administrative expenses ................     66.6        75.0         34.0        150.0         144.9        57.4         47.5
Interest expense, net ...................       --          --           --         41.7          16.0         1.4          0.8
                                             -----       -----        -----       ------        ------       -----        -----
Income (loss) before income tax
 (benefit) provision ....................    (22.2)      (29.2)        15.1       (141.7)       (111.6)       (3.4)        18.0
Income tax (benefit) provision ..........    (11.1)      (12.5)         5.7        (58.4)        (46.4)       (1.4)         7.5
                                             -----       -----        -----       ------        ------       -----        -----
Net income (loss) .......................    (11.1)%     (16.7)%        9.4%      ( 83.3)%       (65.2)%      (2.0)%       10.5%
                                             =====       =====        =====       ======        ======       =====        =====

     Net Sales. Net sales have generally increased from quarter to quarter due to the launch of new Web sites, notably dELiAs.cOm in the second quarter of fiscal 1998, as well as enhanced design elements, broader product offerings and increases in the customer awareness of our sites and in consumer use of the web for electronic commerce. In the second and third quarters of fiscal 1998, net sales also increased due to the sale of advertising by iTurf.

     Gross Profit. Gross profit has increased quarter over quarter since the first quarter of fiscal 1998 due to the sale of higher-margin apparel and accessories following the launch of the dELiAs.cOm Web site and the sale of advertising in the second and third quarters of fiscal 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses have increased from quarter to quarter due to higher allocation of expenses from our Parent and higher direct expenses. Selling, general and administrative expenses as a percentage of net sales have decreased from quarter to quarter over the four most recent quarters primarily because iTurf has been able to leverage certain fixed costs over a larger revenue base. The significant increase in selling, general and administrative expenses from the third quarter to the fourth quarter of fiscal 1997 reflects the costs associated with the development of our Web sites and the purchase and integration of gURL.com, while the increase from the first quarter to the second quarter of fiscal 1998 reflects the startup of dELiAs.cOm and related marketing costs.

Seasonality
     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

     o seasonal fluctuations in consumer purchasing patterns and advertising spending,

     o timing of, response to and quantity of our Parent's catalog mailings,

     o changes in the growth rate of Internet usage,

     o actions of competitors,

     o the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses, and

     o general economic and market conditions.

     Our limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on our business. We believe that period-to-period comparisons of our historical results are not necessarily meaningful and should not be relied upon as an indication of future results.


Income Taxes
     Pursuant to the Tax Allocation Agreement, if our Parent continues to file a consolidated tax return including iTurf, we will pay our proportionate share of such tax liability computed as if iTurf were filing a separate return.

     So long as iTurf is consolidated with our Parent's taxpayer group, any tax loss benefits attributable to iTurf that we are unable to use at that time will be used by our Parent. To the extent that our Parent uses our tax benefits, it will establish a receivable for our benefit. Our Parent will be required to repay us for the use of any such benefit. Repayment is due in cash at the time and to the extent we are required to pay income taxes and we are no longer consolidated in our Parent's tax group, or at the close of the fifth calendar year following the creation of the benefit. Such repayment by our Parent will be offset by any amount that we are required to pay our Parent under the Tax Allocation Agreement.

     If iTurf is no longer consolidated with our Parent's taxpayer group, we may not be able to realize the tax benefit of future losses. Losses generated subsequent to deconsolidation will be available to us to offset any future taxable income for twenty years. Deferred tax assets normally recorded to reflect such future benefit may or may not be recorded depending on our ability to demonstrate the likelihood of future profitability. See "Certain Transactions--Intercompany Agreements--Tax Allocation Agreement."


Liquidity and Capital Resources
     Net cash flows provided by operating activities of $313,000 for the nine months ended October 31, 1998 were primarily due to a $228,000 increase in accounts payable and other current liabilities and $52,000 of net income. The net cash flow effect of operating activities was insignificant for the nine months ended October 31, 1997.

     Net cash used in investing activities of $201,000 for the nine months ended October 31, 1998 related to purchases of property and equipment. The net cash flow effect of investing activities was insignificant for the nine months ended October 31, 1997. We expect to make capital expenditures of at least $4.0 million in fiscal 1999, including investments in technology and physical infrastructure and the acquisition of content and distribution relationships.

     Financing activities used net cash of $101,000 for the nine months ended October 31, 1998. The net cash flow effect of financing activities was insignificant for the nine months ended October 31, 1997. Financing activities primarily relate to loans from our Parent.

     iTurf has historically relied on its Parent for financing capital expenditures. iTurf's capital requirements depend on numerous factors, including the rate of market acceptance of iTurf's online presence, the ability to expand iTurf's customer base, the cost of upgrades to its online presence, the level of expenditures for sales and marketing and other factors. The timing and amount of such capital requirements cannot accurately be predicted. Additionally, iTurf will continue to evaluate possible investments in businesses, products and system technologies and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. iTurf believes that the net proceeds from this offering, together with iTurf's operating revenue, will be sufficient to meet anticipated cash needs for at least the next 24 months.

     iTurf is currently a borrower under our Parent's bank credit facility, which prohibits dividends other than to our Parent. We expect to terminate our participation in the bank credit facility concurrent with the closing of this offering.

     Concurrent with the closing of this offering, iTurf intends to use $10 million of the gross proceeds of this offering, based on an assumed offering
price of $     per share (the mid-point of the offering range), to purchase shares of our Parent's common stock (or $13.5 million if the underwriters exercise their over-allotment option in full). We will purchase such shares, through a wholly-owned subsidiary, at a price equal to the average closing price of our Parent's common stock on the five preceding trading days. iTurf will record this transaction as a reduction to stockholders' equity. In addition, we have registration rights, subject to certain restrictions, on such shares of our Parent's common stock. See "Certain Transactions--Intercompany Agreements--dELiA*s Common Stock Registration Rights Agreement."

Year 2000
     iTurf is heavily dependent upon complex computer software and systems for our operations, including, to a significant extent, our Parent's computer systems. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. Accordingly, iTurf has prepared a Year 2000 compliance program which involves (i) identifying the material operating software and systems on which iTurf depends (whether used by iTurf or by iTurf's service providers), (ii) obtaining written warranties or assurances from third party software and systems vendors and service providers, (iii) monitoring the compliance efforts of such vendors and service providers and
(iv) testing its material operating software and systems.

     All of iTurf's material operating software and information technology systems, including telecommunications and warehouse systems were developed by and are supported by third party vendors. Each of the third party vendors of iTurf's mission-critical operating software have provided written warranties or assurances to iTurf or our Parent that such software will not be affected by the change in the century. The majority of the third party vendors of iTurf's other material operating software and systems have also provided warranties or assurances that such software and systems would be compliant by December 31, 1998. We expect to begin performing tests of all of iTurf's material operating software and systems to verify the assurances given by these third party vendors and ensure Year 2000 compliance in the first quarter of fiscal 1999. However, we cannot assure you that all of iTurf's material operating software and systems will be Year 2000 compliant.

     In addition to the operating systems and software iTurf uses directly, iTurf's operations are also dependent upon the performance of operating software and systems used by our significant service providers, including our Parent and providers of financial, telecommunications and parcel delivery services. Our Parent has provided us with assurance that its Year 2000 compliance programs is consistent with ours and the status of its efforts is the same as ours. We have contacted each of iTurf's other significant service providers and have obtained written assurances from the majority of such providers that the providers' relevant operating software and systems are in Year 2000 compliance or will be by December 31, 1998. We are monitoring the status of all iTurf's significant service providers' Year 2000 compliance efforts to minimize the risk of any material adverse effect on iTurf's operations resulting from compliance failures. However, there can be no assurance that iTurf's service providers have, or will have, operating software and systems that are Year 2000 compliant.

     A software or systems Year 2000 compliance failure with respect to iTurf's internal systems and software, or that of a third party service provider, could prevent iTurf from being able to process or fulfill orders from its customers or could disrupt iTurf's financial and management controls and reporting systems. Any such failure, if not quickly remedied, would have a material adverse effect on iTurf. Therefore, we are developing contingency plans with respect to such systems and software.

     In addition, a significant portion of purchases of merchandise from iTurf are made with credit cards, and iTurf's operations may be materially adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the customers' credit card vendors.

     iTurf has not identified significant exposure to Year 2000 problems outside of the information technology issues identified above.

     iTurf does not expect its costs of addressing Year 2000 issues to be significant. However, given iTurf's dependence on third party software and system vendors and service providers and on its customers' vendors, there can be no assurance to that effect.


Recent Accounting Pronouncements
     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. iTurf has determined that the adoption of this new standard did not have a material effect on its disclosure for all periods presented because iTurf currently operates in one segment.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which is effective for fiscal years beginning after June 15, 1999, requires iTurf to recognize all derivatives on the balance sheet at fair value. iTurf has determined that the adoption of this new standard will not have a material effect on its financial statements or disclosure for all periods presented.

                                   BUSINESS


Our Business
     iTurf is a leading provider of Internet community and e-commerce services focused primarily on Generation Y. Generation Y is comprised of 56 million young people between the ages of 10 and 24. It is the fastest growing demographic group under age 65 in the United States and accounts for over $278 billion of disposable income. We offer Generation Y an online destination that addresses this group's concerns, interests, tastes and needs. Our network of sites offers interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping opportunities. iTurf combines the style and editorial flair of Generation Y-focused media with core direct marketing and e-commerce competencies.

     iTurf is an online "home turf" where members of Generation Y can interact and shop in a domain of their own, away from the pressures of parents and schools. Our network is currently comprised of our gURL community and multiple online retail properties, including dELiAs.cOm, TSISoccer.com, contentsonline.com, and discountdomain.com. Our commerce offerings include a wide range of apparel, accessories, footwear, athletic gear and home furnishings for Generation Y.

     A key driver of our success is our relationship with our Parent, dELiA*s Inc., a leading catalog marketer targeting the Generation Y market. Our relationship with our Parent provides us with the following advantages:

     o the exclusive online use of leading brand names including dELiA*s and TSI Soccer;

     o a proprietary nine million-name database;

     o sophisticated fulfillment services from our Parent's distribution center;

     o advertising space in our Parent's catalog publications that collectively have circulation in excess of 60 million; and

     o substantial merchandising expertise and strong relationships with hundreds of vendors.

     Our Internet traffic and sales have grown rapidly over the last year. We estimate that the number of page impressions per month on our Web sites has grown from approximately 800,000 in February 1998 to approximately 22 million in December 1998. Our net sales have increased from $53,000 in the quarter ended October 31, 1997 to $1,064,000 in the quarter ended October 31, 1998. By selling a selection of branded and proprietary products, we have been able to achieve higher gross profits per order on merchandise sales than many other e-commerce companies. In the nine-month period ended October 31, 1998, our gross margin on merchandise sales was approximately 49%.

     We currently generate a substantial majority of our revenue from our e-commerce offerings. However, we expect to further develop and enhance our other revenue streams in the future. We derive revenue through four primary sources:

     o sales of apparel, accessories, footwear, athletic gear, home furnishings and other merchandise through our e-commerce Web sites;

     o fees paid for advertising on our sites;

     o fees from licensing the gURL brand and content; and

     o subscription fees paid by members of our discountdomain.com discount shopping service.


Industry Background
     Growth of the Internet

     The Internet has emerged as a global medium, enabling millions of people to share information, communicate and conduct business electronically. International Data Corporation ("IDC"), a market research firm, estimates that the number of Web users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of PCs installed in homes, offices and schools; the decreasing cost of PCs; easier, faster and cheaper access to the Internet; improvements in network infrastructure; the proliferation of Internet content; and the increasing familiarity with and acceptance of the Internet by businesses and consumers.

        Growth of Internet Advertising and Online Commerce. The growing adoption of the Web represents a significant opportunity for businesses to advertise and conduct commerce over the Internet. According to IDC, e-commerce transactions to the home are expected to increase from approximately $5 billion in 1997 to approximately $94 billion in 2002. Online retailers are able to gather a wealth of information about the preferences and purchasing activities of their customers and develop one-to-one relationships with users worldwide without making significant investments in traditional infrastructure such as retail outlets and sales personnel. We believe online retailers with a core competence in direct marketing are particularly well positioned to leverage their expertise in data mining, customer acquisition and retention, catalog merchandising and marketing, fulfillment, quality control and customer service to capture market share efficiently.

        Interest in Web advertising is also increasing as a result of greater web usage and online functional advantages such as the ability to customize advertising to specific individuals and reach highly targeted audiences. Jupiter Communications projects that advertising on the Web will increase from approximately $1.9 billion in 1998 to $7.7 billion in 2002. We believe that companies that offer advertisers access to such audiences can capitalize on this trend.

        Growth in Internet Communities. As the Internet grows, we believe that users seek from the Web the same opportunity for compelling content, information, expression, interaction, sharing, support and recognition they seek in the everyday world. Users are generally able to obtain general content through the major navigational sites. However, most of these Web sites are not dedicated to publishing proprietary content and aggregating and accessing user-created content. Often, the most relevant content for a user is generated by other users who share an interest in what is published. Multi-faceted online communities provide the user with the ability to access proprietary content and to interact directly with authors of personalized content. We believe there is a significant and growing demand among users for an online community site that offers proprietary as well as personally created content in an easy-to-navigate contextual manner.


     Generation Y's Increasing Importance to the Economy and Online Commerce Generation Y is the fastest growing and largest population segment of consumers under age 65. The United States Census Bureau projects that Generation Y will continue to grow through 2015 when it will reach 63.5 million people, up 12.8% from its 1998 level of 56.3 million. Over the next twelve years, growth of Generation Y is estimated to outpace growth of the general population by 19.5%. While Generation Y is both large and rapidly growing, it also possesses substantial disposable income. Based on United States Census Bureau estimates, we believe that 10 to 24 year-olds generated disposable income in excess of $278.2 billion in 1997. Industry sources estimate that approximately 62% of teens' disposable income is spent on apparel, sporting goods and entertainment.

     At the same time, Generation Y is becoming increasingly involved with the Internet. According to eMarketer, the number of teens and college students who regularly access the Internet will rise from an estimated 12 million in 1998 to
22.3 million by the year 2000. Further, we believe that Internet access is taking audience share directly away from television. According to a Nielsen Media Research study, in homes with Internet access, television use by 12 to 24 year-olds declined 6.8% from 1996 to 1997, while television use by that segment remained constant among non-Internet households.


The Need for a Generation Y Online Destination
     We believe Generation Y is a large and underserved audience that desires entertainment, communication, content and advice in an environment focused on their particular needs. Members of Generation Y are influenced by new media and information sources and demand fresh and engaging content that speaks to them without speaking down to them. The major Internet navigational hubs are generally designed to appeal to a broad audience and therefore have not created an environment focused on the specific programming needs and buying habits of Generation Y. These hubs do not exclusively address the issues that are relevant to teens, such as peer, parental and school-related pressures as well as issues revolving around friendship, sexuality and competition. Additionally, these hubs do not provide the kind of interactivity and services that this group seeks, such as communication with their peers through chat, instant messaging and e-mail, away from the adults in their lives, as well as news, online games and personal home page building.

     We believe that creating an online destination that caters exclusively to Generation Y is essential to marketing to this group. From a marketing perspective, Generation Y is difficult to reach and has demonstrated a resistance to traditional marketing techniques. This group favors consensus building through peer interaction on a variety of topics, including purchasing decisions. We believe contextual selling and advocacy marketing techniques rather than traditional advertising methods are more effective in marketing products and services to this audience. Accordingly, we believe there is a need for a Generation Y online destination consisting of an integrated network of community and commerce in a trusted environment.


The iTurf Solution
     iTurf is a "home turf" where members of Generation Y can interact and shop in a domain of their own, away from the pressures of parents and school. Moreover, iTurf is an online destination where this group can congregate in an environment that caters exclusively to its interests and promotes its participation and personal growth. iTurf integrates community and commerce through a network of sites focused primarily on Generation Y, providing compelling and topical content as well as forums for interactive communication.


     Our network is currently comprised of our gURL community and multiple online retail properties. Currently, the gURL community provides a place where girls and young women can find peer support and advice from like-minded users through community resources such as chat rooms, posting boards, home-page hosting services and Web-based e-mail services. Our gURL community provides interactive features and regularly updated articles on topics of interest to Generation Y girls and young women, such as shopping, fashion and beauty, peer pressure, entertainment, music, relationships, emotions, gossip and news. iTurf's gURL.com site has received various awards including a 1998 Webby people's voice award for best site in the "living" category.

     Our commerce offerings include a wide range of apparel, accessories, footwear, athletic gear and home furnishing products for both teen girls and boys. Our most prominent online store, dELiA.cOm, offers apparel, cosmetics, accessories, footwear and other products for Generation Y girls and young women. Our other commerce sites include (i) TSISoccer.com, offering soccer and other sports related products; (ii) contentsonline.com, offering home furnishings, light furniture and household articles; and (iii) discountdomain.com, a membership-based discount shopping service. We have also recently launched droog.com, a site that offers apparel, accessories and footwear for Generation Y boys and young men. We intend to leverage the traffic and brand name recognition generated from these sites to develop and expand existing and additional sites on our network.

     The cornerstone of our long-term solution is iTurf.com. We intend to develop iTurf.com as the online meeting place and community for young men and women of Generation Y. We will promote and drive traffic to this site through all of the properties in our network. We will promote iTurf.com to Generation Y girls and young women through gURL.com, dELiAs.cOm and other female-targeted offerings. We will promote iTurf to Generation Y boys and young men through our male-focused offerings as well as the prospect of interaction with the members of the gURL community. In addition to our e-commerce efforts, we believe we may be able to generate material advertising and sponsorship revenue from advertisers and retailers seeking targeted access to Generation Y.


The iTurf Advantage
     We believe we are one of the few online networks to focus primarily on the Generation Y market. We believe that we possess advantages relative to other Internet communities and marketers. In particular, our strategic relationship with our Parent, the leading direct marketer to Generation Y, provides us with the following advantages:

     Superior Ability to Attract Customers and Users to Web Sites. We believe that we can raise brand awareness and heighten the popularity of our Web sites by leveraging the following assets:

  o Access to Proprietary Database of Over Nine Million Names. We have the exclusive online right to our Parent's Generation Y database. The size of our Parent's database of catalog buyers and requesters has grown rapidly from 198,000 names as of January 31, 1996 to over 9 million names today and is growing by over 100,000 names each month. In excess of 500,000 names in the database have e-mail addresses in their customer records. This database includes over 4 million buyers of direct mail products and contains extensive individual purchasing histories. We believe this proprietary database would be difficult for competitors to replicate and creates a significant competitive advantage in targeting Generation Y.

  o Compelling, Topical Content. Compelling, topical and regularly-updated content is critical to driving repeat customers and users to our Web sites. We obtain such content from both our internal staff as well as from our Parent. Such content consists of engaging editorial copy from direct marketing products, and content from the gURL web/zine and community, which presents regularly-updated articles, series and games as well as thousands of pages of user-generated content. Accordingly, we believe we have the editorial assets necessary to keep our content fresh and updated and to continue to attract and retain new customers and users.

  o iTurf Trade Names. We have the exclusive online right to capitalize on the superior brand recognition of our licensed trade names (including dELiA*s, contentsonline, TSI Soccer, discountdomain and Droog) and our gURL trade name. We believe these trade names have been a strong motivating factor in attracting customers, especially with regard to consumers who have not yet made a purchase online. We believe that a significant portion of our success has been attributable to the goodwill and trust earned by our brands among Generation Y consumers and their parents. Very few online marketers have successfully penetrated the teen market in this manner.

  o Exclusive Advertising and Promotional Space in the Largest Publication Directed at Our Target Market. To date, we have advertised our Web sites primarily through our Parent's catalogs, which have an annual circulation in excess of 60 million. The dELiA*s catalog has the largest domestic circulation of any publication directed at Generation Y, including nationally recognized publications. Following this offering, we will have certain exclusive rights to purchase promotional and advertising space in our Parent's catalog titles (including dELiA*s, Contents, TSI Soccer and Droog). We intend to increase the amount of advertising we place in these titles.

     Ability to Deliver Superior E-Commerce Solutions. We also believe that we will be able to offer superior e-commerce services to our customers as a result of the following factors:

  o Sophisticated Fulfillment Capability. We have access to our Parent's sophisticated fulfillment services that are performed from our Parent's 354,000 square foot distribution center. This access enables us to retain significantly greater control over the quality, timeliness and cost of fulfillment than other online marketers who outsource fulfillment services to unrelated third party contractors that serve several direct marketers. In addition, the scale of our Parent's operation enables us to deliver a large number of products over a range of categories. Customers generally have access to real-time product availability information prior to ordering and are shipped products within 48 hours of credit approval. We also supplement our customer service staff with support from our Parent's three call centers with a total of 400 stations, two of which call centers are staffed 24 hours per day, 7 days per week.

  o Superior Inventory Management and Merchandising Opportunities. Through our relationship with our Parent, we are able to offer a large selection of merchandise without the investment in inventory and the ongoing expense related to the management of such inventory. In addition, we do not take ownership of the inventory until the customer order is taken, eliminating the risk of inventory obsolescence and mark-downs. We also take advantage of our Parent's relationships with a diverse group of hundreds of vendors as well as the purchasing economies enjoyed by our Parent as a result of both its scale and proprietary private label products. As a result, we believe we are well positioned to continue to enjoy gross profit margins that are superior to many other online retailers while being able to provide our customers with a compelling selection of recognized merchandise.

  o Direct Marketing Knowledge and Expertise. We expect to benefit from the direct marketing knowledge and expertise of our management team and of our Parent. We are transferring to the Web the contextual selling model as well as the use of editorial and graphical elements pioneered by our Parent and various members of our management. We believe that this strategy is directly transferable to the Web where the contextual selling model can be enhanced by including interactive capabilities such as chat and personal home pages. In addition, our Parent possesses considerable experience in gathering and mining data on Generation Y that we believe is key to our success. Accordingly, we believe that we will be able to effectively target and satisfy the needs of the Generation Y community.


Strategy
     Our goal is to build iTurf into the premier Generation Y online destination. We believe that successful execution of our strategy will enhance iTurf's position as a premier destination primarily focused on the Generation Y market. Consequently, we expect to realize superior revenue growth opportunities based upon expanded e-commerce offerings and, eventually, advertising opportunities including sponsorship, promotion and distribution agreements with leading brand marketers and media companies. These are the key elements of our strategy:

     Strengthen Brand Recognition. We believe that building brand recognition for our sites is critical to attracting and expanding our global Internet user base and customer loyalty. Our strategy is to enhance the brand recognition of the iTurf name as well as to independently build each brand in the iTurf network, including dELiA*s, gURL, TSI Soccer, discountdomain, contentsonline and Droog, each of which is designed to appeal to a specific customer segment within Generation Y. By building each brand individually, we expect to reach specific customer groups with product offerings and formats designed to cater to their tastes and purchasing patterns. In doing so, we believe we can avoid relying on one brand or segment within Generation Y, but rather can maximize our reach to all segments of Generation Y. In the near term we will devote substantial resources to building the leadership positions of gURL and dELiAs.cOm.

     We seek to build brand recognition and traffic to our site through multiple methods including:

  o Promotion in our Parent's Marketing Channels. To date, we have marketed our sites and products and services in our Parent's catalogs, which have a combined circulation of more than 60 million. We intend to continue to advertise in our Parent's family of catalogs (dELiA*s, Contents, TSI Soccer, Droog and other titles that have not yet been translated onto the
    Web) and our Parent's retail stores (dELiA*s, Screeem! and TSI Soccer). To date, these marketing channels have been the principal marketing mechanism to reach our target audience.


  o Traditional and Internet Advertising. We intend to use traditional advertising, which may include print, radio and event-based promotions. Our sites have been advertised in such teen and fashion magazines as Seventeen and YM. We believe that promotion in such publications is particularly effective in reaching our target audience. We also intend to use targeted, online advertising to promote our brand name and specific merchandising opportunities. The Company has purchased banner advertising on the AngelfireMail, ChickClick and HotBot Web sites.


  o Direct Marketing. The Internet allows rapid and effective marketing experimentation and analysis, instant user feedback and personalization. We intend to utilize direct marketing techniques to effectively target and retain customers. Currently we send regular broadcast e-mails to our users promoting special discounts and offers and intend to include more targeted personalized electronic messages based on prior purchasing behavior and online activity. We also send out regular electronic newsletters to gURLmAIL registered users regarding events affecting the Generation Y community. We may also use traditional direct mail channels to target our customers and individuals on our Parent's database.

   o Strategic Alliances. We believe iTurf can enhance its brand names and increase its customer base through strategic alliances with community, content and e-commerce providers. We have entered into various strategic alliances. We have created satellite dELiAs.cOm stores on Yahoo! Shopping and CatalogCity.com. In addition, we are the exclusive provider of soccer merchandise on Sportsite.com. We intend to enter into additional strategic alliances with other sites as a means of building traffic and customers.

   o Affiliate Network. To direct traffic to our Web sites, we are pursuing a grass roots marketing program. We recently created the dELiA*s Affiliate Network, a marketing tool that increases exposure on the Internet and directly generates sales. We offer approved Web sites a percentage of sales on purchases by customers referred to our network of sites.

     Enhance Online Offerings. We will aggressively seek to develop our content, community and e-commerce product offerings to drive traffic to our Web sites and increase revenue.

  o Continue to Increase Community Functionality. We believe our success to date has been, in part, a result of building customer loyalty through the coupling of community with commerce. We believe our target market places great value on opportunities to interact with their peers through interactive services we currently offer including e-mail, chat rooms, home pages and other services. In the near term, we intend to add additional services such as buddy lists, instant messaging, shared calendars and organizers to further increase the community functionality of our sites. We are continually looking for innovative and exciting interactive services and new technologies to offer our users and customers.

  o Enhance Content to Deepen Penetration of Markets. We intend to provide new community and content offerings targeted at additional customer groups within Generation Y, such as offerings directed at young men as well as content designed to facilitate interaction between male and female members of Generation Y. Our offerings for males may include online games and sports news, among other things. We plan to drive traffic to these offerings through our droog.com and TSISoccer.com sites. We also intend to develop iTurf.com as the online meeting place and community for young men and women of Generation Y.

  o Expand Range of E-Commerce Products and Services. We believe that we can further expand our product offerings to include additional products and services targeted at and particularly attractive to Generation Y consumers. Our product offerings have consisted principally of apparel, accessories, footwear, and cosmetics for Generation Y females and athletic gear for Generation Y males. We have recently expanded our offerings to include home furnishings for Generation Y females and apparel and accessories for Generation Y males. In the future, we may offer magazines, software, a full array of music and videos, as well as other apparel and athletic gear.

     Expand Site Infrastructure to Support Growth. We intend to continue to invest in scalable technologies and site infrastructure and to enhance the functionality of our Web sites in order to better serve existing users and to provide robust and scalable platforms to support growth. In the near term, we expect to make substantial investments in the integration of Web and database technologies to:

   o allow increased customization and personalization of the online shopping and community experience;

   o employ basket analysis and other cross-selling strategies; and

   o enable broadcast e-mails to customers based on purchasing histories and demographic characteristics and other valuable database-driven techniques for increasing revenue per customer.

The iTurf Network
     The iTurf network is currently composed of the iTurf.com home page and the nine sites described below:


        Community Sites

        gURL.com Web/zine and community site targeting teen girls and featuring chat, posting boards and other interactive functionality.

        gURLnet.com          Network of third-party Web sites featuring content
                             designed for Generation Y females.

        gURLpages.com        Free home-page hosting service that offers users
                             disk space and publishing tools to create their own sites quickly and easily in one of 23 topically organized sub-communities.

        gURLmAIL.com         Free Web-based e-mail service that is open to
                             users who register and provide certain demographic information.


        E-commerce Sites

        dELiAs.cOm           E-commerce site based on the dELiA*s print catalog
                             selling apparel, accessories, footwear and cosmetics to Generation Y girls and young women.

        TSISoccer.com        E-commerce site based on the TSI Soccer print
                             catalog selling soccer merchandise and other athletic equipment, primarily to Generation Y males.

        discountdomain.com   E-commerce site selling discounted merchandise
                             (primarily apparel) to Generation Y girls and young women who pay a monthly subscription fee.

        contentsonline.com   E-commerce site based on the Contents print
                             catalog selling home furnishings, light furniture and household articles for a Generation Y female's bedroom or dorm room.

        droog.com            E-commerce site enabling orders from the Droog
                             print catalog selling apparel, accessories and footwear to Generation Y boys and young men.


iTurf Community
     Our current community offerings are built around the gURL brand. Our gURL sites serve hundreds of thousands of registered Generation Y users. By offering a collection of services under a single brand, targeting a precise population segment and maintaining tight controls over the quality and integrity of the user-oriented content, we believe that we have built a cultural environment in which our users feel comfortable, safe and secure. These traits are critical for attracting and retaining visitors.

      gURL.com
     gURL Web/zine. The gURL web/zine is our flagship editorial product. gURL presents a different approach to the experience of being a teen girl. It is committed to discussing issues that affect the lives of Generation Y females in a non-judgmental, personal way. Through honest writing, visuals and liberal sense of humor, gURL seeks to provide its audience a new way of looking at subjects that are crucial to their lives. gURL chooses the subjects it covers carefully and deals frankly with issues such as sexuality, emotions and body image.

     The gURL web/zine presents regularly-updated articles, series and games in five principal departments:

    o Looks Aren't Everything--a love/hate look at beauty culture, including signature feature series such as "On Being Hairy," "The Boob Files," and "Virtual Makeover;"

    o Deal With It--getting through the day, the date and the rest of the hard stuff...a whole new take on your body, brain and life as a teen gURL;

    o Where Do I Go From Here?--decisions, directions and different ways of getting a life;

    o Ha!--real girl comics...the sad but true funny pages; and

    o Exhibitionist--where we show off art, poetry and prose by girls, for girls and stuff that matters to girls and see what they have to say about it.

     The gURL site offers content from three resources: (i) proprietary content developed by our staff writers and designers as well as free-lancers operating under work-for-hire or exclusive license arrangements; (ii) user-generated content, such as postings and poetry submissions; and (iii) licensed third party content, such as music news from SonicNet and film trailers from Film.Com.

     We attract traffic to our sites by offering compelling, topical and regularly-updated content. The gURL site has received a number of awards for its content and community services including a 1998 Webby people's voice award for best site in the "living" category and a 1997 I.D. Magazine Interactive Media Design award. The quality and increasing recognition of content from the gURL Web site and of the gURL brand have created ancillary licensing opportunities for iTurf. We have reached an agreement with Scholastic Inc. to publish a book for teen girls based upon editorial content drawn from and inspired by the gURL.com site. The book, expected to be titled "DEAL WITH IT: A whole new approach to your body, brain and life as a teenage gURL," is scheduled to be published in the fall of 1999. In addition, Andrews McMeel, the leading publisher of calendars in the U.S., will publish gURL-branded engagement and wall calendars in the fall of 1999.

     gURL Connection Chat and Posting Boards. gURL Connection is the password-protected members-only area of gURL.Com that offers a safe environment for teen girls to interact freely with their peers. Our Web sites provide both text-based and graphical-based Palace[TM] chat services to a membership base of well over 140,000 members. Chat is a critical part of establishing a place for gURL's users to "hang out" and transforming gURL into a premier destination for Generation Y.

     gURL's signature "Shout Out" posting boards provide intensely personal and compelling media for members of the gURL community to share ideas, express themselves and learn about others. The posting boards provide the gURL community with a continual source of user-generated content. Most recently, we have begun to leverage that content into another web/zine, "Mouthpiece," consisting of user-generated content drawn from the "Shout Out" boards.


     gURLnet
     gURLnet is a gURL-branded network of third-party Web sites featuring content designed for, and, in many cases, created by Generation Y females. gURLnet offers the gURL community a selection of engaging content from diverse sources across the Internet. gURLnet is the product of an alliance between iTurf and ChickClick, an advertising network and division of Imagine Media, Inc. gURLnet is featured as the "teen channel" of ChickClick.Com, a network of third party sites featuring content primarily for women in their 20's and 30's. Each site links to and from the gURLnet home page and identifies itself as a member of the gURLnet. In addition, each gURLnet member site promotes the gURL Connection as the community of gURLnet. See "--Advertising and Sponsorship Sales."


     gURLpages
     gURLpages is one of the world's largest communities of personal teen Web sites. We provide users with free disk space and publishing tools to create their own sites quickly and easily. The sites are organized into 23 topically organized sub-communities. Such communities include entertainment-oriented topical groupings such as "Movies," "Music" and "TV;" more expressionist areas such as

"Activism," "Comix" and "Ranting and Raving;" and for the users for whom community means anarchy, "I Am Uncategorizable." Users are encouraged to become and remain active participants in the gURL community by updating their sites and communicating with others through the free e-mail, chat and bulletin-board services we provide. We offer links from the gURL web/zine to particularly compelling gURLpages for users seeking greater involvement and recognition within the community. With hundreds of new gURLpages being created each day, gURLpages has grown quickly since its launch in June 1998, and had approximately 103,000 registered page owners as of December 31, 1998. gURLpages is hosted by Lycos, Inc. See "--Advertising and Sponsorship Sales" and "--Technology and Systems."


     gURLmAIL
     gURLmAIL offers free Web-based e-mail accounts to users who register by providing certain demographic information. Participants can register for and receive e-mail addresses at gURLmAIL.com that enable them to send and check their e-mail from anywhere in the world via the Internet. gURLmAIL has grown quickly since its launch in February 1998, and had approximately 263,000 registered users as of December 31, 1998. gURLmAIL is hosted by Lycos, Inc. See "--Advertising and Sponsorship Sales" and "--Technology and Systems."


iTurf E-commerce
     Each of our e-commerce sites, other than discountdomain.com, is based on a print catalog published by our Parent. These sites translate the distinctive look and editorial voice of the corresponding print catalog onto the Internet, adding interactive functionality to make shopping an entertaining experience. Each site is designed to be intuitive and easy to use, enabling the ordering process to be completed with a minimum of customer effort. All of these sites offer real-time product availability information, with the exception of TSISoccer.com, which we expect will offer real-time availability information in the future.


     dELiAs.cOm
     We have generated a substantial majority of our revenue from the sale of apparel, accessories and footwear on the dELiAs.cOm site, which was launched in May 1998. Apparel ranges from basics, such as jeans, shorts and t-shirts to more fashion-oriented apparel, such as woven and knit junior dresses and swimwear. Our footwear selections include sneakers, sandals, boots, flats and platforms. Accessories include sunglasses, watches, costume jewelry and cosmetics. In August 1998, we also began selling a limited selection of music compact discs.


     dELiAs.cOm features branded merchandise from a diverse group of more than 90 vendors, at any one time, complemented by our Parent's private label products. We believe the strong customer acceptance of the dELiA*s brand helps make the dELiA*s catalog and, by extension, our dELiAs.cOm site, preferred outlets for certain vendors, some of which occasionally provide merchandise on an exclusive basis. Brands currently offered through dELiAs.cOm include nationally recognized names such as Vans, Paris Blues and Roxy (Quicksilver), as well as brands focused on the Generation Y market, including Dawls, Dollhouse, Free People (Urban Outfitters), Greed Girl (kikwear), Tag Rag, 26 Red Sugar and Yak Pak. We also offer brands from emerging designers that differentiate dELiAs.cOm from other retailers and help to establish dELiAs.cOm as a fashion resource for girls and young women. Emerging brands currently featured on dELiAs.cOm include Buggirl, Girl Star, Itsus, Malibu, New Breed, Paul Frank, Starlette, TO2 and Tractor.


     We organize products into 11 categories, each divided into styles. For example, the "Dresses" category is divided into "Casual" and "Fancy" styles. Most products are shown both in a still photograph and on teen models, whose expressions and poses convey the dELiA*s attitude. At any one time, the site presents graphical depictions of 180 to 300 product styles offered in more than 1,000 stock-keeping units ("SKUs"). In addition, customers can purchase products from an older dELiA*s catalog by entering an item number from the catalog.


     dELiAs.cOm also offers a gift registry, an e-mail mailing list and links to content on gURL.com. We believe these features increase the frequency with which customers return to our site and make purchases. Additionally, we will continue to explore other technology-based aids that enhance the shopping experience such as basket analysis, other cross-selling strategies and high-resolution graphics systems.

     TSISoccer.com
     TSISoccer.com is our second largest source of merchandise sales. The site offers a full range of soccer merchandise, including footwear, apparel and equipment, almost all of which consists of products from the leading suppliers of athletic footwear and apparel, including adidas, Nike, Reebok and Puma, as well as manufacturers of well-known specialty brands, such as Umbro and Mitre. Our Parent's relationships with these suppliers enable us to offer an exceptionally broad and deep product selection, including premier branded products, which typically have limited distribution.

     TSISoccer.com offers over 7,000 SKUs, including men's, women's and children's styles, as well as difficult-to-find sizes, special team colors and product color combinations. We believe that few other direct marketers currently offer as complete a line of soccer footwear, apparel and equipment as that offered by TSISoccer.com.

     TSISoccer.com, like the TSI Soccer catalog, positions itself as more than an online store; it is also an online soccer resource with links to soccer-related sites on the Web.

     discountdomain.com
     discountdomain.com is a subscription site that offers access to close-out merchandise at discount prices from the dELiA*s catalog and vendor closeouts of other products. In exchange for a $5.00 fee charged automatically each month, members can access a password-protected area where discounted merchandise can be purchased online.

     discountdomain.com organizes merchandise into "closets" of four characters with wardrobes that fit their distinctive personalities:

  o cORdELiA--"She's into shooting stars in more ways than one. When she is not starting on the court, she's staring into space, outer space. She's torn between basketball and astrophysics, but she's set on her sport-infused look. She's been wearing track pants to school before it was cool. Luckily her fashion persona is versatile enough to span both worlds (who has time to make major fashion changes with two major life ambitions to fulfill?)."

  o CeciLiA--"More of a boy magnet than a priss. She dresses girly cuz she knows the boys dig it. Maybe she's the good seed in the evil Heathers clique - la Winona. Other girls may want to hate her for her popularity, but she is so gosh-darn nice, they just can't. Her charms extend beyond the social, too. She can turn a public speaking assignment into a comedy monologue and the cafeteria into a one-woman cabaret."

  o oPheLiA--"She's all about individuality and wears whatever she wants. She even kinda likes freakin people out a little bit. 'Funky' girl, can dip into the hippy thing but in a glammy non-granola way. She's one of those 'old soul' types (like, deep), but she's also the kinda girl who would wear pj's to school just because she felt like it. Eventually, she intends to make her own clothes."

  o aMeLiA--"She's the tomboy, best friend of all boys who will later in life lament not making the moves on her when they had the chance. She's of the vaguely but unthreateningly tough wallet-on-a-chain breed. She could either be a totally grounded psychological extension of her wardrobe or just prefer to cloak her insane self in 'classic' styles in order to provide some kind of anchor."

Each closet holds 12 to 24 products that are available in 200-400 SKUs. The closets are updated weekly and a majority of the inventory turns over monthly.

     contentsonline.com
     contentsonline.com offers home furnishings, light furniture and household articles targeted at Generation Y females. The merchandise is drawn from the Contents print catalog. Such items include sheets and other bedding, lamps, organizers and other products designed with a Generation Y girl's bedroom or dorm room in mind. We believe that few, if any, retailers, online or off-line, target this market.

     contentsonline.com presents products in a variety of ways, including "design-your-room" editorial features, presentations of stylized, decorated rooms, still shots of individual products, and a "Gizmos and Gifts" area that suggests gift products in particular price ranges. contentsonline.com typically presents approximately 60 products and allows customers to order additional products if they have a Contents catalog and enter an item number.


     droog.com
     droog.com offers apparel, footwear and accessories for Generation Y males from our Parent's new Droog print catalog. The site captures the stylized character of the Droog catalog through a distinctive font and a terse editorial voice that speaks to its target market. Users can order from approximately 125 products comprising over 450 SKUs. Currently, users must use a Droog print catalog to place an order. Our Parent mailed the first issue of the catalog in October 1998 and we launched the droog.com site in November 1998.


Marketing and Promotion
     To date we have done little advertising and marketing apart from advertising in our Parent's print catalogs. We intend to expand our advertising and marketing efforts following the closing of this offering. Our marketing strategy will be to promote, advertise and increase the visibility of our brands and acquire new customers through multiple channels, including: (i) traditional and Internet advertising; (ii) direct marketing to existing and potential customers; (iii) expanding and strengthening strategic alliances with our Web sites; and (iv) expanding our affiliate network and linking programs. We believe that the use of multiple marketing channels reduces reliance on any one source of customers, lowers customer acquisition costs and maximizes brand awareness.

     Traditional and Internet Advertising. We advertise our sites in our Parent's retail and catalog properties. Our Web site addresses can now be found on the cover and on nearly every page of our Parent's catalogs, as well as on point-of-sale displays at our Parent's retail stores. In addition, we have found bind-in cards inserted in the our Parent's catalog to be a significant driver of traffic to the dELiAs.cOm and gURL.com sites. iTurf will be the exclusive e-commerce and community based Internet advertiser in our Parent's catalogs following this offering. We may also pursue a targeted, traditional media-based advertising campaign that may include television, radio, print and event-based advertising. We may pursue advertising in the teen fashion and lifestyle magazines in which our Parent has advertised successfully. Following the closing of this offering, we intend to expand our activities to include targeted online advertising to promote both our brand names and specific merchandising opportunities. We also intend to test banner advertising and sponsorship opportunities on sites specifically targeted to Generation Y. See "Certain Transactions--Intercompany Agreements--
Intercompany Services Agreement."

     Direct Marketing. We use direct marketing techniques to attract and retain customers. Our Parent's proprietary database of catalog requests contains in excess of 500,000 e-mail addresses. We send regular broadcast e-mails to these addresses as well as to our own customers. We intend to expand our use of broadcast e-mail to include more targeted messages and promotions to specific segments of our list and to include embedded graphic images within e-mail to customers who have the ability to view them. We also offer special discounts and promotional offers from time to time on our sites to drive sales. We promote these offers through print catalog advertising and e-mails. We may also use direct mail to access individuals from our Parent's proprietary database.

     Strategic Alliances. We have entered into strategic relationships with several sites to build traffic and attract customers. We have created satellite dELiAs.cOm stores on Yahoo! Shopping and CatalogCity.Com. In addition, we are the exclusive provider of soccer merchandise on Sportsite.Com. We intend to expand our use of strategic alliances in the future. We will carefully evaluate each potential alliance and strive to ensure that any fees associated with it are cost-effective in terms of the potential customers to be acquired, potential revenue to be generated, level of exclusivity and brand exposure.

     Affiliate Program. We recently created the dELiA*s Affiliate Network, a grass-roots marketing tool designed to increase our exposure on the Internet and generate sales. In order to join the dELiA*s

Affiliate Network, prospective affiliates complete an automated application form online that is generally approved within 48 hours by a member of our staff. Registered affiliates are paid a referral fee, in most cases 5% of the net invoice value for any sale generated via the affiliate's link to our e-commerce sites, less any returns. We promote the program via links on dELiAs.cOm and through LinkShare, our affiliate marketing partner. These agreements are terminable at will by either party.


Advertising and Sponsorship Sales
     We believe our Web properties provide unique access to the Generation Y market, an audience that is not easily available through other media. As a result, a variety of marketers are interested in using our Internet properties. We intend to explore sponsorship, promotional and distribution arrangements with these and other leading brand marketers and media companies. These arrangements generally have longer-term contracts and higher dollar values than typical banner deals and independence from page views as the sole measurement basis. We believe they can go beyond traditional banner advertising to support broad marketing objectives, including branding, awareness, product introductions, online research and editorial integration.

     We currently participate in revenue sharing arrangements for banner advertisements placed on our sites with Lycos, Inc. (for our gURLmAIL and gURLpages sites), ChickClick.com (for our gURLnet site), and SonicNet (for the co-branded music news area on gURL.com). We intend to develop a marketing and sales team to better understand advertisers' needs and to better target the Generation Y community.


International Markets
     We intend to market our goods and services to customers in foreign countries. Historically, our Parent has not extensively marketed its catalogs in foreign countries due to prohibitive mailing costs. However, we believe we can market outside the United States through the Internet at a fraction of the cost of direct mail marketing. Both our Parent and we have extensive customer and user files including individuals from more than 140 countries. For example, approximately 17% of gURLmAIL users reside outside of the United States.


Warehousing and Fulfillment
     Our Parent provides warehousing and fulfillment services to iTurf pursuant to the Intercompany Services Agreement. Each of our e-commerce sites, except for TSISoccer.com, is fully integrated into our Parent's sophisticated warehouse fulfillment system. Our Parent processes and fulfills customer orders through its 354,000 square foot warehouse and fulfillment center in Hanover, Pennsylvania. The system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations.

     We ship a majority of our customer orders within 48 hours of credit approval. If a customer places an order using a credit card owned by another customer and the order exceeds a specified monetary threshold, the order is shipped only after we have received verbal confirmation of the sale from the cardholder. Customers generally receive orders within three to five business days after shipping. Currently, approximately 99% of all shipments are made through United Parcel Service or the United States Postal Service. A shipping and handling fee is charged on each customer order, based on the total price of the order. Our Parent's fulfillment systems automatically determine the most cost effective method of shipping each order. See "Certain Transactions--Intercompany Agreements--Intercompany Services Agreement."


Technology and Systems
     We have implemented a broad array of site management, customer interaction, transaction-processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies.

     Our back-end transaction processing is primarily handled by Smith-Gardner and Associates' MACS II system, which our Parent licenses. MACS II is a mature, widely used application that (i) accepts and validates orders, (ii) organizes and manages orders with suppliers, (iii) receives product and assigns it to customer orders, (iv) manages shipments and (v) integrates inventory management, purchasing and accounting. The system handles multiple shipment methods, credit card transaction processing and automated customer communications and allows the customer to choose whether to receive single or multiple shipments based on availability. The MACS II system runs on an HP/3000 running MPE/IX. We are exploring other e-commerce and customer database platforms to support our growth.

     Our community and membership services, other than gURLmAIL and gURLpages, are primarily internally-developed applications that use SQL Server databases. The gURLmAIL and gURLpages technology and software were developed and are operated and supported by Lycos, Inc. Our various Internet applications run on both UNIX and Windows NT servers which are located in our offices. AT&T and Cable & Wireless plc currently provide iTurf with its Internet connectivity.

     In response to capacity concerns and site development needs, in fiscal 1998, we increased our number of Web servers from three to ten and installed a considerably more powerful server for online catalog navigation functions. We intend to continue to invest in scalable technologies and site infrastructure to enhance the functionality of our sites to better serve existing users and to provide robust and scalable platforms to support growth. See "Risk Factors--Need to Expand Our Business, Features and Capacity."


Customer Service
     We employ Web-savvy customer service representatives who assist our electronic commerce customers by e-mail and telephone seven days a week. We support our community offerings principally by e-mail. We set internal goals of returning customer e-mail within 24 hours of receipt. Lycos Inc. provides customer service for both gURLmAIL and gURLpages.

     In addition, our Parent handles routine customer service issues, such as order tracking. Our Parent maintains three call centers, two of which are staffed 24 hours a day, seven days a week, with more than 400 stations. Following the closing of this offering, we expect to provide e-mail based customer service for our Parent's print catalogs. See "Certain Transactions--Intercompany Agreements--Customer Service Agreement."


Competition
     E-Commerce. The apparel, footwear, accessories and home furnishings industries and the athletic goods and soccer specialty markets are highly competitive, and we expect competition in these markets to increase. Our dELiAs.cOm, contentsonline.com, discountdomain.com and droog.com sites compete with traditional department store retailers, as well as specialty apparel and accessory retailers, for teen and young-adult customers. We also compete with other catalog retailers and direct marketers, some of which may specifically target our customers. TSISoccer.com competes with several other soccer specialty direct marketers and soccer specialty retailers, as well as general athletic merchandise retailers. Many of our competitors are larger and have substantially greater financial, distribution and marketing resources than iTurf.

     There are few barriers to entry in the Generation Y apparel and accessories market and in the soccer specialty market. We believe that our recent success in the Generation Y apparel market has attracted the attention of other direct marketers, as well as store-based retailers and apparel manufacturers, some of which have entered or are likely to enter this market. We also could face competition from manufacturers of apparel, footwear, accessories and home furnishings (including our current vendors), who could market their products directly to retail customers or make their products more readily available in retail stores or through other catalogs or the Internet. In addition, competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on iTurf.

     iTurf believes that the direct marketing industry is being affected by technological changes in distribution and marketing methods. Internet retailing is becoming more sophisticated technologically. We believe our success will depend, in part, on our ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures, and we cannot assure you that we will remain competitive in response to technological changes.

     Internet Community Services. The market for community services is highly competitive, and competition is expected to continue to increase significantly. There are no substantial barriers to entry in these markets. Although we believe that the diverse segments of the Internet market will provide opportunities for more than one supplier of services similar to ours, it is possible that a single supplier may dominate one or more market segments. We compete with many providers of community services, including companies that attempt, as we do, to target or seek to target Generation Y consumers.

     In addition, entities that sponsor or maintain high-traffic, mass-market Web sites or that provide an initial point of entry for Internet users, such as the Regional Bell Operating Companies or Internet Service Providers such as Microsoft and America Online, currently offer and could further develop, acquire or license the kinds of product and services we offer and could take actions that make it more difficult for consumers to use our services. This may provide those companies with significant competitive advantages that could have a material adverse effect on our business, results of operations and financial condition.

     A large number of sites and online services (including, among others, the Microsoft Network, AOL and other Web navigation companies such as Yahoo!, Excite, Lycos and Infoseek) offer informational and community features, such as news, stock quotes, sports coverage, Yellow Pages and e-mail listings, weather news, chat services and bulletin board listings that are competitive with the services we offer. A number of companies, including HotMail (which was recently acquired by Microsoft) offer Web-based e-mail services similar to those we offer in tandem with larger navigational sites and online services.

     Many of our existing competitors, as well as a number of potential competitors, have significantly greater financial, technical, marketing and distribution resources. In addition, providers of Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft or AOL. Greater competition resulting from such relationships could have a material adverse effect on our business, operating results and financial condition.

     We also compete with traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe the number of companies selling Web-based advertising and the available inventory of advertising space have increased substantially during recent periods.

     We believe that the principal competitive factors in our markets are brand recognition, ease of use, comprehensiveness, the availability of high-quality, targeted content and focused value added products and services, access to end users, and, with respect to advertisers and sponsors, the number of users, duration and frequency of visits and user demographics. Competition among current and future suppliers of Internet navigational and informational services and high-traffic Web sites, as well as competition with other media for advertising placements, could result in significant price competition and reductions in advertising revenue. Additionally, we have faced and expect to continue to face competition with respect to the acquisition of strategic businesses and technologies. We cannot assure you that we will be able to compete successfully or that the competitive pressures we face will not have a material adverse effect on our business, results of operations, and financial condition.


Employees
     We currently employ 25 persons who devote all or substantially all of their time to our business. In addition, approximately 1,080 of our Parent's employees provide services to us pursuant to the Intercompany Agreements. None of our employees are represented by unions, and we consider relations with our employees to be good.


Legal
     iTurf is not involved in any legal proceeding that management believes would have a material adverse effect on our business, results of operations or financial condition.

     On October 8, 1998, the Federal Trade Commission notified our Parent that the dELiA*s print catalog and dELiAs.cOm were in violation of federal regulations under the Wool Products Labeling Act and the Textile Fiber Products Identification Act. Under the regulations, when a wool product or textile fiber product is advertised in a mail-order or online catalog, the description of that product must contain a clear and conspicuous statement that the product was either made in the U.S.A., imported, or both. In November 1998, our Parent agreed to enter into a Consent Order with the FTC, under which it would not have to pay any fine or incur any other type of sanction. We believe that the Consent Order will be finalized early in 1999, and that it will provide that our Parent in the future will not violate the regulations described above directly or through any subsidiary (including iTurf). We believe that our Parent has updated the dELiA*s print catalog and dELiAs.cOm to make them comply with the regulations. Under the Consent Order, iTurf will be required to comply with certain record-keeping requirements and make its employees aware of the Consent Order. Failure to comply with the Consent Order could subject our Parent and iTurf to substantial civil penalties. The Consent Order will terminate after 20 years.

   The U.S. Congress recently enacted the Children's Online Privacy
Protection Act of 1998. The principal provisions of the law become effective on the later of (1) April 21, 2000 and (2) the date on which the Federal Trade Commission issues a first ruling on applications for safe harbor treatment under the Act if the Commission does not rule on the first such application by October 21, 1999, but in no case later than April 21, 2001. Among other things, subject to certain limited exceptions, this act:

  o makes it unlawful for an operator of a Web site or online service directed to children under 13, and any operator that has actual knowledge that it is collecting personal information from such a child, to collect personal information from the child without having obtained verifiable parental consent; and

  o prohibits conditioning the participation of a child under 13 in a game, the offering of a prize, or another activity on the child disclosing more personal information than is reasonably necessary to participate in such activity.

     The Federal Trade Commission has not yet promulgated regulations interpreting this act. iTurf depends on collecting personal information from its customers in its businesses. We believe that the promulgation of regulations under this act will make it more difficult for us to collect personal information from our customers. iTurf is extremely respectful of the privacy of its customers, members, users and subscribers. It does not currently rent or otherwise provide its customer lists to third parties, except to our Parent. See "Certain Transactions--Intercompany Agreements--Trademark License and Customer List Agreement."


Facilities
     Our principal offices are located at 435 Hudson Street, New York, New York 10014, and have historically been shared with our Parent, which leases the property under a lease that expires in 2007. Following this offering, we expect to continue to use a portion of this property pursuant to a space-- sharing arrangement with our Parent. As we expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. We do not own any real estate. See "Certain Transactions--Intercompany Agreements--Intercompany Services Agreement--Space-Sharing."

                                  MANAGEMENT


Executive Officers, Directors and Key Employees
     The executive officers, directors and key employees of iTurf, their ages as of January 20, 1999, and their respective positions with iTurf are as follows:



                Name                    Age                  Position(s)
               -----                   -----                 -----------
  Executive Officers and Directors
   Stephen I. Kahn .................    33     President, Chief Executive Officer and
                                               Chairman of the Board of Directors
   Dennis Goldstein ................    33     Chief Financial Officer and Treasurer
   Alex S. Navarro .................    30     Chief Operating Officer and Secretary
   Oliver Sharp, Ph.D. (1) .........    31     Chief Technology Officer
   Renny Gleason ...................    30     Senior Vice President--Marketing
   Christopher C. Edgar ............    33     Vice President and Director
   Evan Guillemin ..................    33     Vice President and Director
  Key Employees
   Esther Drill ....................    30     Executive Editor--gURL
   Heather McDonald ................    28     Senior Producer--gURL
   Catherine Mouttet ...............    28     Art Director--E-Commerce
   Rebecca Odes ....................    30     Creative Director--gURL

----------
(1) Dr. Sharp is expected to join iTurf in February 1999.

     Stephen I. Kahn has served as Chairman of the Board of Directors, President and Chief Executive Officer of iTurf since its incorporation in 1997. He has served as Chairman of the Board of Directors, President and Chief Executive Officer of our Parent since October 1996, and he was the President and Chief Executive Officer of dELiA*s LLC (the predecessor of our Parent) and a member of the board of managers of dELiA*s LLC since co-founding our Parent's business in 1993. Mr. Kahn is a director of Happy Kids Inc., a publicly-traded designer and marketer of custom-designed, licensed and branded children's apparel, and Danier Leather Inc., a publicly-traded integrated designer, manufacturer and retailer of high-quality, high-fashion leather and suede clothing.


     Dennis Goldstein has served as Chief Financial Officer and Treasurer of iTurf since January 1999. Prior to joining iTurf, Mr. Goldstein was the Vice President for Corporate Development of Paulaur Corporation, a manufacturing firm. From 1992 to 1997, he worked in a variety of capacities for Boston Consulting Group, Inc., a management consulting firm. From 1990 to 1992, Mr. Goldstein attended the Stanford University Graduate School of Business. From 1987 to 1990, he was a financial analyst with Morgan Stanley & Co., Incorporated, an investment banking firm.


     Alex S. Navarro has served as Chief Operating Officer and Secretary of iTurf since December 1998. He previously served as Senior Vice President in charge of iTurf's operations from December 1997 to December 1998. Mr. Navarro has served as Senior Vice President--Development and Legal Affairs, General Counsel and Secretary of our Parent since April 1997. Prior to joining our Parent, Mr. Navarro was associated with the law firm of Proskauer Rose LLP from 1994 until 1997. From 1993 to 1994, Mr. Navarro was a law clerk to the Hon. Robert J. Wilentz, Chief Justice of the Supreme Court of New Jersey.


     Oliver Sharp, Ph.D. is expected to join iTurf as Chief Technology Officer in February 1999. He is currently an adviser to iTurf. Dr. Sharp currently works for Microsoft Corporation, a computer software company. He has held a variety of positions with Microsoft, and most recently has been the assistant to the chief executive officer's technical assistant. From 1995 to 1996, he was a principal in Colusa

Software, a software developer, which was subsequently acquired by Microsoft. From 1989 to 1995, he was a researcher in the physics department of Lawrence Livermore National Laboratory.

     Renny Gleason has served as Senior Vice President--Marketing of iTurf since January 1999. Prior to joining iTurf, Mr. Gleason served as Creative Director of Darwin Digital, the interactive advertising unit of Saatchi and Saatchi Advertising, from 1997 until 1999. From 1996 to 1997, he was the Art Director for CyberSites, Inc., a developer of CD-ROMs and on-line games. From 1994 to 1996, he was the studio manager for the Robert Gober Company, a contemporary sculpture firm. Prior to that, he worked in the high yield trading department of Bear Stearns Inc., an investment banking firm.

     Christopher C. Edgar has served as a Vice President and as a member of the Board of Directors of iTurf since iTurf's incorporation in 1997. Mr. Edgar has served as Executive Vice President, Chief Operating Officer and a Director of our Parent since October 1996, and as Executive Vice President of dELiA*s LLC and as a member of the board of managers of dELiA*s LLC since co-founding our Parent's business in 1993. Mr. Edgar oversees catalog publishing, marketing, merchandising and inventory management at our Parent.

     Evan Guillemin has served as a Vice President of iTurf since January 1999 and joined the Board of Directors of iTurf in January 1999. Mr. Guillemin previously served as Chief Financial Officer of iTurf from 1997 to 1999. Mr. Guillemin has served as Chief Financial Officer and Treasurer of our Parent since July 1996. Prior to joining our Parent he was employed by K-III Communications Corporation, a media investment company, first as an associate with and later a director of acquisitions. From 1992 to 1994, he was executive vice president of Observer Publications of The New York Observer Co., with responsibility for the sales, marketing and finance for that company's regional newspaper group.

     Esther Drill, a co-founder of gURL Interactive, has served as Executive Editor of gURL Interactive since 1996, and then for iTurf since we acquired gURL Interactive in December 1997. From 1995 to 1997, she was enrolled in the Interactive Telecommunications Program at New York University. From 1993 to 1995, she worked as an assistant to faculty members of the Kennedy School of Government at Harvard University.

     Heather McDonald, a co-founder of gURL Interactive, has served as Senior Producer of gURL Interactive since 1996, and then for iTurf since our acquisition of gURL Interactive in December 1997. From 1995 to 1997, she was enrolled in the Interactive Telecommunications Program at New York University. From 1993 to 1995, she worked as an assistant producer for 3D0 Company, a developer of CD-ROM games.

     Catherine Mouttet has served as iTurf's art director for e-commerce, including dELiAs.cOm, since 1998. She worked as an independent art designer from 1997 to 1998. From 1996 to 1997, she worked as a senior web designer for Concrete Media, a web design firm, and from 1994 to 1995, she was the art director of FashionInternet.com, a Web site devoted to fashion.

     Rebecca Odes, a co-founder of gURL Interactive, has served as Creative Director of gURL Interactive since 1996, and then for iTurf since our acquisition of gURL Interactive in December 1997. From 1995 to 1997, she was enrolled in the Interactive Telecommunications Program at New York University. From 1993 to 1995, she worked for or was engaged in a freelance capacity as a designer and illustrator for SonicNet, Razorfish, PBS, Kinderactive and X-Girl.


Additional Directors
     Prior to or immediately following the closing of this offering, we plan to add to our Board of Directors two independent directors who are not affiliated with iTurf or our Parent.


Board Committees
     Prior to or immediately following the closing of this offering, the Board of Directors expects to establish an Audit Committee and a Compensation Committee of our Board of Directors. The Audit Committee and the Compensation Committee will each be comprised of two independent directors who are not affiliated with iTurf or our Parent. The Audit Committee will be responsible for reviewing our audited financial statements and accounting practices, and considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The Compensation Committee will review and approve the compensation and benefits for our key executive officers, administer our employee benefit plans and make recommendations to the Board of Directors regarding such matters. See "--1999 Stock Incentive Plan."


Director Compensation
     Non-employee directors are paid $2,000 for each Board of Directors meeting attended and are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at full Board and Board committee meetings.

     Under our Stock Incentive Plan, each non-employee director will be granted
an option to purchase          shares (after adjustment) of Class A common
stock. Directors elected prior to the effectiveness of the registration statement of which this prospectus is a part shall receive options with an exercise price equal to the offering price of the Class A common stock to the public in this offering. Directors elected after the effectiveness of the registration statement of which this prospectus is a part, receive options with an exercise price equal to the fair market value of the Class A common stock on the date of grant. All options granted to non-employee directors will become exercisable with respect to 12.5% on each of the first eight six-month anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will cease to be exercisable 10 years from the date of grant. Upon a "change of control" (as defined in the Incentive Plan), all options (which have not yet expired) will automatically become exercisable. Directors who are affiliates of our Parent (so long as our Parent beneficially owns at least 20% of our outstanding voting securities) are not compensated for services as directors.


Compensation Committee Interlocks and Insider Participation
     Prior to this offering, our Board of Directors has not had a compensation committee, and all compensation decisions relating to our executive officers have been made by the full Board of Directors. Upon closing of this offering, the compensation committee will make all compensation decisions regarding our executive officers. No interlocking relationship exists between the Compensation Committee and the Board of Directors or compensation committee of any other company, nor has any such interlocking relationships existed in the past. Currently, Stephen I. Kahn serves on the Compensation Commitee of our Parent's Board of Directors. In fiscal 1998, Christopher C. Edgar was a member of our Parent's Board of Directors.


Executive Compensation
     No officer or employee of iTurf received total compensation (whether paid, deferred or accrued) in excess of $100,000 in the year ended January 31, 1998 for services rendered to iTurf. During the year ended January 31, 1998, our Chief Executive Officer, Stephen I. Kahn, received a salary of $100,000 from our Parent as compensation in his capacity as President, Chief Executive Officer and Chairman of the Board of Directors of that company and an option to purchase 80,000 shares of our Parent's common stock. During the year ended January 31, 1997, Mr. Kahn received a salary of $37,553 and a bonus of $35,000 from our Parent. During the year ended January 31, 1996, Mr. Kahn received a salary of $20,000 from our Parent. He did not receive any other compensation from our Parent during such period except for perquisites and other personal benefits, securities or property, which, in the aggregate, did not exceed 10% of his total of annual salary and bonus during any such year. Mr. Kahn did not receive or exercise any options to purchase iTurf securities in fiscal 1997 and did not hold any such options as of January 31, 1998.


Employment Agreement and Change of Control Arrangements
     Mr. Kahn will enter into a three-year agreement with iTurf providing for the continuation of his employment as President and Chief Executive Officer at a minimum salary of $100,000 a year plus such increases in salary and such bonuses as the Board of Directors may from time to time approve. If Mr. Kahn dies, or, as a result of disability, is unable to perform substantially all his duties for a period of nine consecutive months, iTurf may terminate his employment (not earlier than 30 days and not later than 90 days after the expiration of the nine-month period), in which event Mr. Kahn (or his heirs or estate) will be entitled to his salary for the remainder of the term of the agreement.

     Pursuant to our Stock Incentive Plan, the vesting of all employee stock options will be accelerated in certain circumstances upon certain changes of control of iTurf. See "--1999 Stock Incentive Plan--
Change of Control."

1999 Stock Incentive Plan
     The following description of our Stock Incentive Plan is a summary and is qualified in its entirety by reference to the text of the Stock Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

     Purpose. The purpose of the Stock Incentive Plan is to enhance the profitability and value of iTurf for the benefit of its stockholders by enabling iTurf (i) to offer employees and consultants of iTurf stock-based incentives and other equity interests in iTurf, thereby creating a means to raise the level of stock ownership by employees and consultants in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and iTurf's stockholders and (ii) to make equity based awards to non-employee directors, thereby attracting, retaining and rewarding such non-employee directors and strengthening the mutuality of interests between non-employee directors and iTurf's stockholders.

     Administration. The Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors of iTurf, which is intended to be comprised solely of two or more directors qualifying as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and "non-employee directors" as defined in Rule 16b-3 of the Exchange Act. The Compensation Committee has full authority and discretion, subject to the terms of the Stock Incentive Plan, to determine those employees and consultants of iTurf or its Subsidiaries eligible to receive awards and the amount and type of awards. Terms and conditions of awards will be set forth in written agreements, the terms of which will be consistent with the terms of the Stock Incentive Plan. Awards under the Stock Incentive Plan may not be made on or after the tenth anniversary of the date of its adoption, but awards granted prior to such date may extend beyond that date.

     Available Shares and Other Units. A maximum of          shares of Class A
common stock (subject to adjustment) may be issued or used for reference purposes with respect to stock appreciation rights pursuant to the Stock Incentive Plan. The maximum number of shares of Class A common stock subject to each of stock options or stock appreciation rights that may be granted to any
individual under the Stock Incentive Plan is        for each fiscal year of
iTurf during the term of the Stock Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it will apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Stock Incentive Plan.

     In general, upon the termination, cancellation or expiration of an award, the unissued shares of Class A common stock subject to such awards will again be available for awards under the Stock Incentive Plan, but will still count against the individual specified limits for the applicable fiscal year.

     The Compensation Committee may make appropriate adjustments to the number and kind of shares available for awards and the terms of outstanding awards under the Stock Incentive Plan to reflect any change in iTurf's capital stock, split-up, stock dividend, special distribution to stockholders, combination or reclassification with respect to any outstanding series or class of stock or consolidation, merger or sale of all or substantially all of the assets of iTurf, or any similar change affecting iTurf's capital structure or business.

     Types of Awards. The Stock Incentive Plan provides for the grant of any or all of the following types of awards to eligible employees, and in certain cases, consultants, of iTurf and its subsidiaries: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights in tandem with stock options or freestanding, and (iii) restricted stock. In addition, the Stock Incentive Plan provides for the one-time non-discretionary award of stock options to non-employee directors of iTurf. Each of these types of awards is discussed in more detail below. Awards may be granted singly, in combination, or in tandem, as determined by the Compensation Committee.

     Stock Options. Under the Stock Incentive Plan, the Compensation Committee may grant awards in the form of options to purchase shares of iTurf's Class A common stock. Options may be in the form of incentive stock options or non-qualified stock options, provided, however, that consultants are not eligible to receive incentive stock options. The Compensation Committee will, with regard to each stock option, determine the number of shares subject to the option, the term of the option (which shall not exceed 10 years, provided, however, that the term of an incentive stock option granted to a ten percent stockholder of iTurf shall not exceed five years), the exercise price per share of stock subject to the option, the vesting schedule (if any), and the other material terms of the option. In the case of an incentive stock option granted to a ten percent stockholder of iTurf, no option may be granted at less than 110% of fair market value, except that, in the case of certain modifications of the stock options that are deemed to be new issuances under the Code, the exercise price may continue to be the original exercise price.

     The option price may, to the extent determined by the Compensation Committee at or after the time of grant, be paid by a participant in cash, in shares of Class A common stock owned by the participant (free and clear of any liens and encumbrances), in shares of restricted stock valued at the fair market value on the payment date as determined by the Compensation Committee (without regard to any forfeiture restrictions applicable to restricted stock), by a reduction in the number of shares of Class A common stock issuable upon exercise of the option or by such other method as is approved by the Compensation Committee. Options under the Stock Incentive Plan are subject to acceleration of vesting or immediate termination upon termination of employment in certain circumstances.

     Restricted Stock. The Stock Incentive Plan authorizes the Compensation Committee to award shares of restricted stock to employees and consultants of iTurf and its subsidiaries. Upon the award of restricted stock, the recipient has all rights of a stockholder with respect to the shares, including the right to receive dividends currently, unless so specified by the Compensation Committee at the time of grant, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock award agreement. Notwithstanding the foregoing, unless otherwise determined by the Compensation Committee at grant, payment of dividends, if any, will be deferred until the date that the relevant share of restricted stock vests.

     Recipients of restricted stock are required to enter into a restricted stock award agreement with iTurf which states the restrictions to which the shares are subject and the date or dates or criteria on which such restrictions will lapse. Within the limits of the Stock Incentive Plan, the Compensation Committee may, based on service or other criteria determined by the Compensation Committee, provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions.

     Stock Appreciation Rights ("SARs"). The Stock Incentive Plan authorizes the Compensation Committee to grant SARs either with a stock option ("Tandem SARs") or independent of a stock option ("Non-Tandem SARs") to employees and consultants of iTurf. A SAR is a right to receive a payment either in cash or Class A common stock as the Compensation Committee may determine, equal in value to the excess of the fair market value of a share of Class A common stock on the date of exercise over the reference price per share of Class A common stock established in connection with the grant of the SAR. The reference price per share covered by an SAR will be the per share exercise price of the related option in the case of a Tandem SAR and will be the per share fair market value of the Class A common stock on the date of grant in the case of a Non-Tandem SAR subject to the same exception that applies to stock options.

     A Tandem SAR may be granted at the time of the grant of the related stock option or, if the related stock option is a non-qualified stock option, at any time thereafter during the term of the stock option. A Tandem SAR generally may be exercised at and only at the times and to the extent the related stock option is exercisable. A Tandem SAR is exercised by surrendering the same portion of the related option. A Tandem SAR expires upon the termination of the related stock option. Consultants will not be eligible for a grant of Tandem SARs granted in connection with all or part of an incentive stock option.

     A Non-Tandem SAR will be exercisable as provided by the Compensation Committee and will have such other terms and conditions as the Compensation Committee may determine. A Non-Tandem SAR may have a term no longer than ten years from its date of grant. A Non-Tandem SAR is subject to acceleration of vesting or immediate termination upon termination of employment in certain circumstances.

     The Compensation Committee is also authorized to grant "limited SARs," either as Tandem SARs or Non-Tandem SARs. Limited SARs would become exercisable only upon the occurrence of a Change of Control (as defined in the Stock Incentive Plan) or such other event as the Compensation Committee may designate at the time of grant or thereafter.

     Awards to Non-Employee Directors. In the future, our non-employee directors will be eligible for option grants in certain circumstances. See "--Director Compensation."

     Change of Control. Subject to the next sentence, unless determined otherwise by the Compensation Committee at the time of grant, upon a Change of Control (as defined in the Stock Incentive Plan), all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award made under the Stock Incentive Plan will immediately lapse and any unvested awards will automatically become 100% vested. However, unless otherwise determined by the Compensation Committee at the time of grant, no acceleration of exercisability will occur with regard to stock options that the Compensation Committee reasonably determines in good faith prior to a Change of Control will be honored or assumed or new rights substituted therefor by a participant's employer immediately following the Change of Control. The Compensation Committee may also, at its sole discretion, provide for accelerated vesting of an award (other than a grant to non-employee directors) upon a termination of employment during the 180-day period prior to a Change of Control.

                             CERTAIN TRANSACTIONS

Income Taxes
     Our Parent is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Internal Revenue Code of 1986 (the "Code") which includes us. The Code requires that our Parent own at least an 80% voting and economic ownership interest in iTurf to continue to include iTurf in its U.S. consolidated income tax returns.

     Following the closing of this offering, in accordance with the terms of the Tax Allocation Agreement between us and our Parent, for so long as iTurf remains a member of our Parent's affiliated group, (i) we will pay our proportionate share of our Parent's tax liability computed as if iTurf were filing a separate return and (ii) any tax loss benefits attributable to iTurf will be used by our Parent to the extent that we are unable to use any such benefit at that time. Under the Tax Allocation Agreement, to the extent that our Parent uses our tax benefits it will be required to establish a receivable for our benefit. Our Parent will be required to repay us for the use of any such benefit in cash at the time and to the extent we are required to pay income taxes and we are no longer consolidated in our Parent's tax group, or at the close of the fifth calendar year following the creation of the benefit. As long as we are members of our Parent's consolidated tax group, such repayment by our Parent will be offset by any amount that we are required to pay our Parent under the agreement. Additionally, the Tax Allocation Agreement provides for the payment of taxes and entitlement to tax refunds for periods prior to the closing this offering.

Certain Historical Relationships
     As a subsidiary of our Parent, we receive various services from our Parent including fulfillment, warehousing, merchandising, inventory management, customer service, creative, marketing, technical, human resources, finance, accounting, administrative and legal services. Prior to the closing of this offering, our financial statements have reflected allocations for these services rendered by our Parent to us. We believe such allocations have been made on a reasonable and consistent basis; however, they are not necessarily indicative of, nor is it practicable for us to estimate, the level of expenses that would have otherwise been incurred had iTurf operated as a separate, stand-alone company.

     Through its distribution facilities, our Parent and its other subsidiaries accounted for approximately 100% of iTurf's purchases of inventory during fiscal 1997. In addition, we have also relied on our Parent to provide us with financing for our cash flows. Our cash flows to date are therefore not necessarily indicative of the cash flows that would have resulted had we been operating as an independent company. We are currently a borrower under our Parent's bank credit facility and expect to terminate our participation in the facility concurrent with the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Purchase of Parent Common Stock
     We intend to use $10 million of the gross proceeds of this offering, based
on an assumed initial public offering price of $     per share (the mid-point
of the offering range) to purchase (through a wholly-owned subsidiary) shares of our Parent's common stock from our Parent at a price equal to the average closing price of that stock on the five preceding trading days. See "Use of Proceeds."

Intercompany Agreements
     We intend to enter into several agreements with our Parent prior to the closing of this offering. We have summarized the anticipated material terms of these agreements. These agreements will not have been negotiated on an arms'-length basis, however, we believe the terms of these agreements are no less favorable to us than those that could have been obtained from an unaffiliated third party. We believe that had the Intercompany Agreements been in effect during the historical periods presented in the iTurf financial statements, they would not have had a material effect on our results of operations. The material terms of the Intercompany Agreements cannot be amended or waived without the approval of a majority of our disinterested directors. Our Bylaws also provide that we will not enter into new material agreements with our Parent unless such agreements are approved by a majority of our directors who are not affiliated with our Parent. This provision can only be amended by a majority of our directors who are not affiliated with our Parent.

     Trademark License and Customer List Agreement; including Noncompetition Agreements.
     iTurf will have the exclusive right to use our Parent's trademarks in connection with the sale of goods and services on the Internet. iTurf will pay our Parent a royalty equal to 5% of our net sales from iTurf Web sites bearing a trademark licensed from our Parent. Net sales by sites in the iTurf network not bearing a trademark licensed from our Parent ("non-licensed sites") will not generate a royalty payable to our Parent unless sales of dELiA*s-sourced goods on the site exceed 50% of its total net sales . On non-licensed sites where sales of dELiA*s-sourced goods exceed 50% of the site's total net sales, iTurf will pay to our Parent the 5% royalty based on the percentage of such site's net sales that are dELiA*s-sourced sales . The agreement does not have a fixed term. However, our Parent may terminate the agreement if any person (other than our Parent, an affiliate of our Parent or a strategic partner) acquires 20% or more of the voting control of iTurf, or upon certain defaults by iTurf.

     On a royalty-free basis, we will share our customer lists with our Parent, and our Parent will share its customer lists with us.

     Our Parent has agreed not to enter into an Internet business that targets Generation Y without first offering to sell such business to iTurf. In addition, if our Parent makes an acquisition that includes an Internet business that targets Generation Y, it must offer to sell that business to iTurf. These obligations will terminate (1) six months after the trademark license terminates if our Parent terminates the license after the acquisition by a third party of 35% or more of the voting control of iTurf with no other person owning a greater percentage, (2) one year after the trademark license terminates if our Parent terminates the license after a tax-free spin-off or other public sale or distribution of our voting securities, (3) two years after the trademark license terminates if our Parent terminates the license after the acquisition by a third party of less than 35% but more than 20% of the voting control of iTurf, or (4) when the trademark license terminates for any other reason.


     We have agreed not to enter into a print catalog or retail store business without first offering to sell such business to our Parent. In addition, if we make an acquisition that includes a paper catalog or retail store business, we will offer to sell that business to our Parent. These obligations will terminate two years after termination of the trademark license if our Parent terminates the trademark license due to our material breach, and otherwise will terminate upon termination of the trademark license.

     Intercompany Services Agreement.
     Following the closing of this offering, our Parent will continue to provide certain services to us, including corporate services, fulfillment services, inventory supply services, advertising services and space-sharing. Our Parent's obligations to deliver services will terminate if and when the Trademark License and Customer List Agreement is terminated.

     Corporate Services. Our Parent will continue to provide all of the services it currently provides to iTurf (other than warehouse and fulfillment services) such as merchandising, inventory management, customer service, creative, marketing, technical, human resources, finance, accounting, administrative, legal and other services, as well as those services iTurf requires by virtue of its status as an independent public company. Our Parent will provide these services to us at 105% of its cost.

     Fulfillment Services. Our Parent will continue to provide warehousing and fulfillment services, including receiving, quality control, storage, picking, packing and shipping of inventory and processing of customer returns. We will pay our Parent an amount equal to our Parent's average cost per package shipped multiplied by the product of the number of packages shipped by us and 105%, taking into account all of our Parent's warehousing and fulfillment costs, including rent, depreciation and operating expenses.

     Inventory Supply. Our Parent will continue to supply inventory to iTurf. We will pay our Parent an amount equal to the lesser of (i) 105% of our Parent's cost for such inventory (including cost of freight and all direct costs charged to our Parent by its suppliers) and (ii) the best price at which our Parent could resell those products to a third party. In addition, our Parent will purchase from us products returned by our customers at the price that we paid for such products from our Parent, decreased by the amount of any reserves taken by our Parent in connection with those products. Furthermore, we have the right to purchase from our Parent up to an annual amount of $300,000 of closeout inventory generally at prices discounted from our Parent's price.

     Advertising. Our Parent will provide us with advertising space in its print catalogs at a cost to us of $40 per 1,000 catalogs distributed. The amount of advertising guaranteed in each catalog is materially greater than the amount of advertising included in our Parent's catalogs over the historical periods presented. If our Parent provides less advertising space than the amount guaranteed, then iTurf will have no obligation to pay for the amount of advertising actually provided.

     Space-Sharing. Our Parent will continue to permit us to use a portion of its offices that we mutually agree upon. Our cost for this space will be the lesser of (1) the prevailing market rate for such space and (2) the highest rate then being paid by our Parent for comparable space in the metropolitan area in which such space is located.


  Customer Service Agreement.
     We will provide to our Parent e-mail based customer service activities in respect of those of our Parent's catalogs corresponding to trademarks we license from our Parent.


     Intercompany Indemnification Agreement.
     We will agree to indemnify our Parent for liabilities in respect of our businesses and our Parent will agree to indemnify us for liabilities in respect of our Parent's businesses, and certain tax and pension-related liabilities, resulting from our participation in our Parent's consolidated tax group. Our Parent will also indemnify us for certain tax liabilities arising out of our purchase of our Parent's common stock. See "Risk Factors--Contingent Liability for Our Parent's Obligations."


     iTurf Common Stock Registration Rights Agreement.
     We will enter into a Registration Rights Agreement with our Parent prior to the closing of this offering. Pursuant to the agreement, at any time after 180 days following the date of this prospectus, our Parent may demand that we file a registration statement under the Securities Act covering all or a portion of our securities held by our Parent, its affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. Our Parent can effect no more than one demand registration per year.

     If and when we become eligible to utilize Form S-3 to register an offering of our securities, our Parent may request that we file a registration statement on Form S-3, covering all or a portion of our securities held by our Parent, its affiliates and their permitted transferees, provided that the aggregate public offering price is at least $1.0 million. Our Parent can request one S-3 Registration per year.

     These registration rights will be subject to iTurf's right to delay the filing of a registration statement in certain circumstances, not more than once in any 12-month period, for not more than 120 days.

     In addition, our Parent will have certain "piggyback" registration rights. If we propose to register any Class A common stock under the Securities Act (other than pursuant to the registration rights noted above) our Parent may require us to include all or a portion of our securities it owns in such registration. However, the managing underwriter, if any, of any such offering will have certain rights to limit the number of registrable securities proposed to be included in such registration.

     We would bear all registration expenses incurred in connection with these registrations. Our Parent would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities.

     The registration rights of our Parent under the Registration Rights Agreement will terminate when our Parent may sell all its shares in a three-month period under Rule 144 promulgated under the Securities Act.


     dELiA*s Common Stock Registration Rights Agreement.
     We will enter into a Registration Rights Agreement with our Parent at the closing of this offering relating to the shares of our Parent's common stock that we intend to purchase with the net proceeds of this offering. Pursuant to the agreement, at any time after 180 days following the date of this prospectus, we may demand that our Parent file a registration statement under the Securities Act covering all or a portion of the securities of our Parent held by us, our affiliates and our permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. We can effect no more than one demand registration per year.

     If our Parent is eligible to utilize Form S-3 to register an offering of its securities, we may request that our Parent file a registration statement on Form S-3, covering all or a portion of the securities of our Parent held by us, our affiliates and our permitted transferees, provided that the aggregate public offering price is at least $1.0 million. We can request one S-3 Registration per year.

     These registration rights will be subject to our Parent's right to delay the filing of a registration statement in certain circumstances, not more than once in any 12-month period, for not more than 120 days.

     In addition, we will have certain "piggyback" registration rights. If our Parent proposes to register any of its common stock under the Securities Act (other than pursuant to the registration rights noted above) we may require our Parent to include all or a portion of our Parent's securities that we own in such registration. However, the managing underwriter, if any, of any such offering will have certain rights to limit the number of registrable securities proposed to be included in such registration.

     We would bear our pro-rata share of all registration expenses incurred in connection with these registrations, including all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of our securities.

     Our registration rights under the dELiA*s Common Stock Registration Rights Agreement will terminate when we may sell all our shares in a three-month period under Rule 144 promulgated under the Securities Act.

                             PRINCIPAL STOCKHOLDER

     dELiA*s Inc. beneficially owns all of the shares of our Class B common stock outstanding as of the date of this prospectus. Following the closing of this offering, dELiA*s Inc. will continue to beneficially own 100% of the Class
B common stock and, accordingly, will hold approximately   % of the economic
interest in iTurf (  % if the underwriters exercise their over-allotment option
in full). Such ownership also gives our Parent approximately   % of the
combined voting power of our outstanding common stock (or   % if the
underwriters exercise their over-allotment option in full).


     The following table sets forth information as of January 1, 1999 with respect to the outstanding securities of iTurf and our Parent beneficially owned by (i) each person known by iTurf to be the beneficial owner of more than 5% of the shares of any class of such securities, (ii) each of our directors individually, (iii) each of our named executive officers individually and (iv) all of our executive officers and directors as a group.



                                                                                            Shares of dELiA*s Inc.
                                                Shares of iTurf Common Stock               Common Stock Beneficially
                                                  Beneficially Owned(1)(2)                         Owned(2)
                                    ----------------------------------------------------   -------------------------
                                                                     Voting Power
                                                              --------------------------
                                                Percentage      Before         After                      Percentage
                                     Number      Owned(3)      Offering     Offering(4)       Number        Owned
                                    --------   ------------   ----------   -------------   -----------   -----------
Five Percent Holder:
dELiA*s Inc. ....................                 100%          100%
 435 Hudson Street
 New York, New York 10014
Directors and Executive
 Officers:
Stephen I. Kahn(5) ..............                 100%          100%                        6,380,122        44.4%
Christopher C. Edgar(6) .........                  --            --                           709,863         4.9%
Evan Guillemin(7) ...............                  --            --                           148,942         1.0%
All directors and executive
 officers as a group
 (7 persons)(8) .................                 100%          100%                        7,263,927        49.8%

----------
*  Less than 1%.


(1) Prior to the closing of this offering, our authorized and outstanding common stock has been comprised of a single class. Prior to the closing of this offering, we will amend our Restated Certificate of Incorporation to
    authorize (i)    shares of Class A common stock, (ii)    shares of Class B
    common stock and (iii)    shares of preferred stock. See "Description of
    Capital Stock."


(2) Shares that an individual or group has the right to acquire within 60 days of January 1, 1999 pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table. Except as indicated in the footnotes to this table, iTurf believes that the listed stockholders have sole voting and investment power with respect to all of the shares shown to be beneficially owned by them, based on information provided to us by the stockholders.


(3) Percentage ownership is based upon    shares of Class B common stock
    outstanding on January 1, 1999.


(4) Voting power after the closing of this offering reflects the fact that each share of Class B common stock is entitled to six votes, while Class A common stock is entitled to one vote per share; it also assumes no conversion of any Class B common stock into Class A common stock. See "Description of Capital Stock--Common Stock."

(5) All shares of iTurf common stock are owned by our Parent. Mr. Kahn is the President, Chief Executive Officer and Chairman of the Board of our Parent and, as such, may be deemed to share voting power with respect to such shares. Mr. Kahn expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Shares of dELiA*s Inc. common stock beneficially owned by Mr. Kahn includes 144,000 shares issuable upon the exercise of options.

(6) Shares of dELiA*s Inc. common stock benefically owned includes 108,000 shares issuable upon the exercise of options.

(7) Shares of dELiA*s Inc. common stock beneficially owned includes 120,000 shares issuable upon the exercise of options.

(8) All directors and executive officers as a group includes four executive officers who are not listed individually in the table. The address for all directors and executive officers is c/o iTurf Inc., 435 Hudson Street, New York, New York, 10014.

                         DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the closing of this offering, our authorized capital
stock will consist of            shares of Class A common stock, par value $.01
per share,            shares of Class B common stock, par value $.0l per share
and            shares of Preferred Stock, par value $.01 per share.

     The following descriptions of our capital stock and certain provisions of our Restated Certificate of Incorporation, and of our Bylaws, each of which will be in effect prior to the date of this prospectus, are summaries and are qualified by reference to the form of our Restated Certificate of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Common Stock
                shares of Class A common stock are being offered hereby, and shares are reserved for issuance upon conversion of Class B common stock into Class A common stock. Immediately prior to the closing of this
offering,            shares of Class B common stock will be outstanding, and
all of those shares will be held by our Parent.

     Voting Rights. The holders of our Class A common stock and Class B common stock generally have identical voting rights, except that holders of our Class A common stock are entitled to one vote per share, while holders of our Class B common stock are entitled to six votes per share on all matters to be voted on by stockholders. Shares of Class B common stock also have certain conversion rights, which are described below. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our Restated Certificate of Incorporation must be approved by a majority of the combined voting power of all of the Class A common stock and Class B common stock, voting together as a single class. However, amendments to our Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. For purposes of these provisions, any provision for the voluntary, mandatory or other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis shall be deemed not to adversely affect the rights of holders of the Class A common stock. Notwithstanding the foregoing, any amendment to our Restated Certificate of Incorporation to increase or decrease the authorized shares of any class will be approved upon the affirmative vote of the holders of a majority of the voting power of the common stock, voting together as a single class. See "--Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws" and "Risk Factors--Anti-Takeover Provisions of Applicable Delaware Law and Our Restated Certificate of Incorporation and Bylaws."

     Dividends. Holders of Class A common stock and Class B common stock will share equally on a per-share basis in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock or Class B common stock may be paid only as follows: (i) dividend shares of Class A common stock may be paid only to holders of shares of Class A common stock, and dividend shares of Class B common stock may be paid only to holders of Class B common stock; and (ii) shares will be paid proportionally with respect to each outstanding share of Class A common stock and Class B common stock. We may not subdivide or combine shares of Class A common stock or Class B common stock without at the same time proportionally subdividing or combining shares of the other class.

     Conversion. Each share of Class B common stock is convertible at any time prior to a tax-free spin-off iTurf from our Parent (a "Tax-Free Spin-Off"), at the option of the holder, into one share of Class A common stock. Following a Tax-Free Spin-Off, if any occurs, shares of Class B common stock will no longer be convertible into shares of Class A common stock at the option of the holder.

     Any shares of Class B common stock transferred to a person other than our Parent, any of its subsidiaries or successors or a strategic partner prior to a Tax-Free Spin-Off will automatically be converted into shares of Class A common stock (on a one-to-one basis) upon such disposition. A "strategic partner" means any entity or group of affiliated entities, acquiring Class B common stock constituting at least 10% of the aggregate number of shares of all classes of common stock outstanding and which, in the good faith determination by a majority of our disinterested directors, as determined prior to such acquisition, is considered to be a strategic partner in the best interests of our business and our stockholders. Shares of Class B common stock transferred to stockholders of our Parent as a dividend intended to be a Tax-Free Spin-Off will not be converted into shares of Class A common stock upon the occurrence of a Tax-Free Spin-Off. Following a Tax-Free Spin-Off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws; provided, however, that shares of Class B common stock will automatically convert into shares of Class A common stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off, our current Parent delivers to us an opinion of counsel reasonably satisfactory to us to the effect that such conversion could preclude the Parent from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a Tax-Free Spin-Off. If we receive such an opinion, we will submit approval of such conversion to a vote of the holders of the common stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off, unless the Parent delivers to us an opinion of counsel reasonably satisfactory to us prior to such anniversary that the vote could adversely affect the status of the Tax-Free Spin-Off. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A common stock and Class B common stock present and voting, voting together as a single class, with each share of Class B common stock entitled to one vote for such purpose. We cannot assure you that such conversion would be consummated. The requirement to submit such conversion to a vote of the holders of common stock is intended to ensure the desired tax treatment of the Tax-Free Spin-Off is preserved if the Internal Revenue Service were to challenge such automatic conversion as violating the requirement that the Parent maintain 80% of the voting power of iTurf's common stock. We believe that our Parent has no current plans with respect to a Tax-Free Spin-Off of iTurf.

     All shares of the Class B common stock will automatically convert into Class A common stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B common stock beneficially owned by our Parent falls below 10% of the aggregate number of outstanding shares of all classes of common stock. This mechanism will prevent our Parent from decreasing its economic interest in iTurf to less than 10% while still retaining control of more than 40% of the voting power of our common stock. All conversions will be effected on a share-for-share basis.

     Other Rights. In the event of any merger or consolidation of iTurf with or into another company in connection with which our shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash) of the other company, all holders of Class A common stock and Class B common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash) of the other company.

     On liquidation, dissolution or winding up of iTurf, after payment in full of the amounts required to be paid to holders of our preferred stock, if any, all holders of Class A common stock and Class B common stock are entitled to share ratably in any of our assets available for distribution to holders of shares of common stock.

     No shares of Class A common stock or Class B common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

     Upon the closing of this offering, all the outstanding shares of Class A common stock and Class B common stock will be legally issued, fully paid and nonassessable.


Preferred Stock
     Upon the closing of this offering, our Board of Directors will be authorized, without further stockholder approval, to issue from time to time up
to an aggregate of     shares of preferred stock in one or more series and to
fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See "--Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws."

Sale of Control by Our Parent
     Our Parent has agreed that, if it decides to sell all or a part of our stock representing at least 35% of our voting securities, it will require the purchaser to offer to purchase the same percentage of stock held by our public stockholders on the same terms.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws
     Upon the closing of this offering, iTurf will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

    o the transaction in which such stockholder became an "interested stockholder" is approved by the Board of Directors prior to the date the "interested stockholder" attained such status;

    o upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced--excluding those shares owned by persons who are directors and also officers; or

    o on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

"Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The restrictions in this statute would not apply to a "business combination" with our Parent or any of its subsidiaries; however; they could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to iTurf and, therefore, may discourage attempts to acquire iTurf.

     In addition, certain provisions of our Restated Certificate of Incorporation and Bylaws that will be in effect prior to the closing of this offering and are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A common stock.

Classified Board of Directors
     Immediately prior to or following the closing of this offering, iTurf's Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the members of our Board of Directors will be elected each year. These provisions, when coupled with the provision of the Restated Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may prevent stockholders from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removals with their own nominees.

Special Meetings of Stockholders
     The Restated Certificate of Incorporation provides that special meetings of the stockholders of iTurf can be called only by the Chairman of the Board of Directors, a Vice Chairman, the President or a majority of the members of the Board of Directors.

Written Consent
     Our Restated Certificate of Incorporation provides that, after the date on which our Parent together with Stephen I. Kahn and any strategic partners no longer beneficially owns at least 50% of the voting power all classes of common stock outstanding, the stockholders of iTurf will not be allowed to take action by written consent.


Advance Notice Requirements for Stockholder Proposals and Director Nominations
     Our Bylaws provide that stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at the annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of iTurf not less than 120 days nor more than 150 days prior to the first anniversary of the date of iTurf's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. Notwithstanding the foregoing, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days later than the later of (i) 60 days prior to the annual meeting of stockholders or (ii) the close of business on the tenth day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.


Limitations on Liability and Indemnification of Officers and Directors
     The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duty of care. Our Restated Certificate of Incorporation includes a provision that eliminates the personal liability of iTurf's directors for monetary damages for breach of fiduciary duty as a director, except for liability:

   o for any breach of the director's duty of loyalty to iTurf or its stockholders;

   o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

   o under Section 174 of the DGCL regarding unlawful dividends and stock purchases; and

  o for any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that:

  o we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions;

  o we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our Restated Certificate of Incorporation, our Bylaws or other agreements; and

  o we must advance expenses, as incurred, to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to certain very limited exceptions.

Prior to the closing of this offering, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

     The limitation of liability and indemnification provisions in our Restated Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. Such provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are unaware of any threatened litigation that may result in claims for indemnification.

     Our Restated Certificate of Incorporation provides that, except as otherwise agreed upon between us and our Parent (such as the noncompetition provisions of the Trademark License and Customer List Agreement):

    o our Parent will have no duty to refrain from engaging in the same or similar activities or lines of business of iTurf, thereby competing with iTurf;

    o our Parent, its officers, directors and employees will not be liable to iTurf or its stockholders for breach of any fiduciary duty by reason of any activities of our Parent in competition with iTurf;

    o our Parent will have no duty to communicate or offer corporate opportunities to iTurf and will not be liable for breach of any fiduciary duty as a stockholder of iTurf in connection with such opportunities; and

   o if a director or officer of iTurf who is also a director or officer of our Parent learns of a potential transaction or matter that may be a corporate opportunity for iTurf or our Parent, that director or officer may offer the corporate opportunity to iTurf or our Parent as such director or officer deems appropriate under the circumstances. Also, that director or officer will not be liable to iTurf or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in the best interests of iTurf if the director or officer offers the corporate opportunity to our Parent rather than iTurf or if our Parent pursues the corporate opportunity for itself or does not communicate information regarding the corporate opportunity to iTurf.

These provisions of our Restated Certificate of Incorporation eliminate certain rights that might have been available to shareholders under Delaware law had such provisions not been included in the Restated Certificate of Incorporation, although the enforceability of these provisions under Delaware law has not been established.


Authorized but Unissued Shares
     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of iTurf by means of a proxy contest, tender offer, merger or otherwise.

     The DGCL provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Following the offering, our Parent, as the beneficial owner of
approximately   % of the voting power of the outstanding common stock, will, on its own, be able to cause iTurf to amend its Restated Certificate of Incorporation and Bylaws.


Listing
     We have applied to list our Class A common stock on the Nasdaq Stock Market under the trading symbol "TURF."


Transfer Agent and Registrar
     The transfer agent and registrar for the common stock is The Bank of New York, located at 101 Barclay Street, New York, New York. Its telephone number is 1-800-524-4458.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for iTurf's Class A common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our Class A common stock. Furthermore, since no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Class A common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future. See "Risk Factors--Shares Eligible for Public Sale After this Offering May Affect Our Stock Price."

     Upon the Closing of this offering, we expect to have outstanding    shares
of our Class A common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act ("Affiliates"). Such shares of Class A common stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.

     As a result of the contractual lock-up restrictions described below and the provisions of Rule 144 and Rule 701, the shares of Class A common stock that are restricted securities will be available for sale in the public market on the date which is one year from the date of the closing of this offering, subject to the volume limitations and other conditions of Rule 144.


  Lock-Up Agreements
     Prior to the closing of this offering, all of our officers, directors and securityholders and our Parent have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including shares of Class B common stock), for a period of 180 days after the date of this prospectus. The shares could be available for resale immediately upon the expiration of such 180-day period in the event such shares are available for resale pursuant to the provisions of Rule 144. Transfers or dispositions can be made sooner with the prior written consent of both BT Alex. Brown Incorporated and Hambrecht & Quist LLC.


  Rule 144
     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our Class A common stock (including beneficial ownership of shares of Class B common stock, which is convertible into Class A common stock) for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of shares of Class A common stock then outstanding,
     which will equal approximately            shares after the closing of this
     offering; or

   o the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.


  Rule 144(k)
     Under Rule 144(k), a person who is not deemed to have been one of our Affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an Affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares may be sold immediately upon the closing of this offering.


  Rule 701
     In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.



  Registration Rights
     Prior to the closing of this offering, we will enter into an agreement with our Parent providing our Parent with certain registration rights. See "Certain Transactions--Intercompany Agreements--iTurf Common Stock Registration Rights Agreement.


  Stock Options
     Immediately after the closing of this offering, we intend to file a
registration statement under the Securities Act covering            shares of
Class A common stock reserved for issuance under our Stock Incentive Plan. Upon the expiration of the lock-up agreements described above, at least shares of Class A common stock will be subject to vested options (based on
options outstanding as of     , 1999). We expect to file such registration
statement and cause it to become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our Affiliates, be available for sale in the public market immediately after the 180-day lock-up agreements expire.

                                 UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement between iTurf and the underwriters (the "Underwriting Agreement"), the underwriters named below, through their representatives BT Alex. Brown Incorporated and Hambrecht & Quist LLC, who are acting as joint book-running managers, have severally agreed to purchase from iTurf the number of shares of our Class A common stock set forth opposite the name of such underwriter below:



                                            Number of
               Underwriter                   Shares
               -----------                 ----------
   BT Alex. Brown Incorporated .........
   Hambrecht & Quist LLC ...............
   CIBC Oppenheimer Corp. ..............




                                           ----------
       Total ...........................   ==========

     The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Class A common stock offered hereby, other than those shares covered by the over-allotment option described below, if any such shares are purchased.


     iTurf has been advised by the underwriters' representatives that the underwriters propose initially to offer the shares of Class A common stock to the public at the offering price set forth on the cover page of this prospectus and through the underwriters' representatives to certain dealers at such price
less a concession not in excess of $           per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After commencement of this offering, the offering price and other selling terms may be changed by the representatives of the underwriters.


     iTurf has granted to the underwriters an option, exercisable by the underwriters' representatives not later than 30 days after the date of this
prospectus, to purchase up to            additional shares of Class A common
stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Class A common stock offered hereby. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares of Class A common stock as the number of shares of Class A common stock to be
purchased by it in the above table bears to           , and iTurf will be
obligated, pursuant to the option, to sell such shares to the underwriters. If any additional shares of Class A common stock are purchased pursuant to the underwriters' over-allotment option, the underwriters will offer additional shares on the same terms as those on which the shares are being offered.


     iTurf and our Parent have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.


     In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A common stock.

Specifically, the underwriters may over-allot shares of the Class A common stock in connection with this offering, thereby creating a short position in the underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Class A common stock, the underwriters may bid for and purchase shares of the Class A common stock in the open market. Finally, the underwriters' representatives also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our Class A common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     Each of iTurf's officers, directors and securityholders has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of, any Class A common stock (including upon conversion of shares of Class B common stock) for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of both BT Alex. Brown Incorporated and Hambrecht & Quist LLC. Such consent may be given at any time without public notice.

     We have entered into a similar agreement, except that we may issue and grant options or warrants to purchase shares of Class A common stock or any securities convertible into, exercisable for or exchangeable for shares of Class A common stock, pursuant to the exercise of outstanding options and warrants and our issuance of options and stock granted under our Stock Incentive Plan.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


  Pricing of This Offering
     Prior to the closing of this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiation among iTurf and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

     o prevailing market conditions;

     o iTurf's results of operations in recent periods;

     o the present stage of our development;

   o the market capitalizations and stages of development of other companies that iTurf and the representatives of the underwriters believe to be comparable to us;

     o estimates of iTurf's business potential; and

     o other factors deemed relevant by iTurf and the representatives of the underwriters.


                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered hereby will be passed upon for us by Proskauer Rose LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reboul, MacMurray, Hewitt, Maynard & Kristol.


                                    EXPERTS

     The financial statements of iTurf Inc. at January 31, 1997 and 1998 and October 31, 1998, and for the period March 14, 1995 (date of inception) to January 31, 1996, the years ended January 31, 1997 and 1998 and the nine month period ended October 31, 1998 and the balance sheet of gURL, Interactive Inc. as of December 17, 1997, appearing in the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed therewith. For more information with respect to iTurf and the Class A common stock offered hereby, see the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     A copy of the registration statement and the exhibits and schedule filed therewith may be inspected without charge at the public facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS



                                                          Page
                                                        -------
iTurf Inc.
Report of Independent Auditors .......................   F - 2
Balance Sheets .......................................   F - 3
Statements of Operations .............................   F - 4
Statements of Stockholder's (Deficit) Equity .........   F - 5
Statements of Cash Flows .............................   F - 6
Notes to Financial Statements ........................   F - 7

gURL, Interactive Inc.
Report of Independent Auditors .......................   F - 12
Balance Sheet ........................................   F - 13
Notes to Balance Sheet ...............................   F - 14

                        Report of Independent Auditors


To the Board of Directors
 of iTurf Inc.

     We have audited the balance sheets of iTurf Inc. (the "Company") as of January 31, 1997 and 1998 and October 31, 1998 and the related statements of operations, stockholder's (deficit) equity and cash flows for the period from March 14, 1995 (date of inception) to January 31, 1996, the years ended January 31, 1997 and 1998 and the nine month period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at January 31, 1997 and 1998 and October 31, 1998 and the results of its operations and its cash flows for the period from March 14, 1995 (date of inception) to January 31, 1996, the years ended January 31, 1997 and 1998, and the nine months ended October 31, 1998 in conformity with generally accepted accounting principles.






                                                ERNST & YOUNG LLP
New York, New York
January 15, 1999
                                  iTurf Inc.

                                Balance Sheets
                                (in thousands)



                                               ASSETS
                                                                       January 31
                                                                  ---------------------    October 31
                                                                     1997        1998         1998
                                                                  ----------   --------   -----------
Current assets:
 Cash .........................................................      $  --      $  31        $  42
 Other current assets .........................................         --         --           18
                                                                     -----      -----        -----
Total current assets ..........................................         --         31           60
Fixed assets, net of accumulated depreciation of $3 and
 $30 at January 31, and October 31, 1998, respectively.........         --         95          269
Intangible assets, net ........................................         --        335          311
                                                                     -----      -----        -----
Total assets ..................................................      $  --      $ 461        $ 640
                                                                     =====      =====        =====
                              LIABILITIES AND STOCKHOLDER'S (DEFICIT) EQUITY
Current Liabilities:
 Accounts payable and other current liabilities ...............      $  --      $  --        $ 228
 Due to dELiA*s ...............................................          5        506          405
                                                                     -----      -----        -----
 Total current liabilities ....................................          5        506          633
Stockholder's (deficit) equity:
 Common stock, $.01 par value, 1,000 shares
   authorized, 100 shares issued and outstanding ..............         --         --           --
 (Deficit) retained earnings ..................................         (5)       (45)           7
                                                                     ------     -----        -----
 Total stockholder's (deficit) equity .........................         (5)       (45)           7
                                                                     ------     -----        -----
Total liabilities and stockholder's (deficit) equity ..........      $ --       $ 461        $ 640
                                                                     ======     =====        =====



                            See accompanying notes.

                                  iTurf Inc.

                           Statements of Operations
                     (in thousands, except per share data)




                                                         Period from
                                                          March 14,
                                                        1995 (date of Year ended January   Nine months ended
                                                        inception) to         31               October 31
                                                         January 31   ------------------- --------------------
                                                            1996         1997      1998      1997       1998
                                                       -------------- ---------- -------- ---------- ---------
                                                                                          (Unaudited)
Net sales ............................................      $ 6         $ 13      $ 134      $86     $1,893
Cost of sales ........................................        2            6         69       45        733
                                                            ---         ----      -----      ----    ------
Gross profit .........................................        4            7         65       41      1,160
Selling, general and administrative expenses .........        6           14        114       42      1,041
                                                            ---         ----      -----      ----    ------
Income (loss) from operations ........................       (2)          (7)       (49)      (1)       119
Other expense:
 Interest expense ....................................       --           --         20       --         31
                                                            -----       ------     -----      -----   ------
Income (loss) before income tax (benefit)
 provision ...........................................       (2)          (7)       (69)      (1)        88
Income tax (benefit) provision .......................       (1)          (3)       (29)      --         36
                                                            ------      -------   -----      -----   ------
Net income (loss) ....................................      $(1)        $ (4)     $ (40)     $(1)    $   52
                                                            =====       ======    =====      =====   ======
Basic and dilutive net income (loss)
 per equivalent share ................................      $           $         $          $       $
                                                            =====       ======    =====      =====   ======
Shares used to compute basic and
 diluted net income (loss) per
 equivalent share ....................................
                                                            =====       ======    =====      =====   ======



                            See accompanying notes.

                                  iTurf Inc.

                 Statements of Stockholder's (Deficit) Equity
                       (in thousands, except share data)




                                           Common Stock        (Deficit)
                                        -------------------    Retained
                                         Shares     Amount     Earnings       Total
                                        --------   --------   ----------   ----------
 Issuance of common stock ...........     100        $ --       $  --        $  --
 Net loss ...........................                  --         (1)          (1)
                                                     ----       -------      -------
Balance at January 31, 1996 .........     100          --         (1)          (1)
 Net loss ...........................                             (4)          (4)
                                                                -------      -------
Balance at January 31, 1997 .........     100          --         (5)          (5)
 Net loss ...........................                            (40)         (40)
                                                                ------       ------
Balance at January 31, 1998 .........     100          --        (45)         (45)
 Net income .........................                             52           52
                                                                ------       ------
Balance at October 31, 1998 .........     100        $ --       $  7         $  7
                                          ===        ====       ======       ======



                            See accompanying notes.

                                  iTurf Inc.

                           Statements of Cash Flows
                                (in thousands)




                                                           Period from
                                                            March 14,
                                                          1995 (date of  Year ended January  Nine months ended
                                                          inception) to          31             October 31
                                                           January 31   -------------------- -----------------
                                                              1996         1997       1998     1997     1998
                                                         -------------- ---------- --------- -------- --------
                                                                                           (Unaudited)
Operating activities
Net income (loss) ......................................      $(1)         $(4)     $  (40)  $(1)     $ 52
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
  Depreciation and amortization ........................       --           --           6    --        51
  Changes in operating assets and liabilities:
   Other current assets ................................       --           --          --    --       (18)
    Accounts payable and other current
      liabilities ......................................       --           --          --     1       228
                                                              ---          ---      ------   ---      ----
Net cash provided by (used in) operating
 activities ............................................       (1)          (4)        (34)   --       313
Investing activities
Acquisition of gURL ....................................       --           --        (120)   --        --
Purchase of fixed assets ...............................       --           --         (98)   --      (201)
                                                              -----        -----    ------   ---      ----
Net cash (used in) investing activities ................       --           --        (218)   --      (201)
Financing activities
Loan from (repayment to) dELiA*s .......................        1            4         283    --      (101)
                                                              -----        -----    ------   ---      ----
Net cash provided by (used in) financing activities.....        1            4         283    --      (101)
Net increase in cash ...................................       --           --          31    --        11
Cash at beginning of period ............................       --           --          --    --        31
                                                              -----        -----    ------   ---      ----
Cash at end of period ..................................      $--          $--      $   31   $--      $ 42
                                                              =====        =====    ======   ===      ====
Interest paid ..........................................      $--          $--      $   --   $--      $ --
                                                              =====        =====    ======   ===      ====
Income taxes paid ......................................      $--          $--      $   --   $--      $ --
                                                              =====        =====    ======   ===      ====

                            See accompanying notes.

                                  iTurf Inc.

                         Notes to Financial Statements

                     (Information for the nine month period
                      ended October 31, 1997 is unaudited)

1. Business
     iTurf Inc. (the "Company"), formerly known as dELiA*s Interactive Company, a teen-focused Internet community and marketer of apparel, related accessories, home furnishings and soccer merchandise, is a wholly-owned subsidiary of dELiA*s Inc. ("dELiA*s"). The Company utilizes dELiA*s business relationships, infrastructure and brand names and has relied on dELiA*s to provide financing for its operations. If the proposed public offering is not consummated, the Company will be dependent on the continued support of dELiA*s. See Note 8.


     The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its net sales and operating results generally to be lower in the first half of each fiscal year.


     The Company's fiscal year ends on January 31. All references herein to a particular fiscal year refer to the year ended January 31 following the particular year (e.g., "fiscal 1998" refers to the fiscal year ending January 31, 1999).


2. Summary of Significant Accounting Policies

Basis of Presentation
     The accompanying financial statements of the Company include the Internet operations of dELiA*s which include, for all periods presented, the Internet operations of TSI Soccer Corporation ("TSI"). TSI was acquired by dELiA*s in December 1997 in a transaction accounted for as a pooling of interests. The financial statements also include the operations of gURL, Interactive Inc. ("gURL"), from December 17, 1997, the date of acquisition by iTurf.


     The financial statements include expenses which have been allocated to the Company by dELiA*s on a specific identification basis plus its allocated share of the costs associated with resources it shares with dELiA*s. Allocations from dELiA*s for such shared resources have been made primarily on a proportional cost method based on related revenues. Management believes these allocations are reasonable. The financial statements of the Company do not necessarily reflect the results of operations or financial position that would have existed had the Company been an independent company.


Interim Financial Statements
     The accompanying statements of operations and cash flows for the nine months ended October 31, 1997 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the interim period.


     The results of operations for the nine months ended October 31, 1998 are not necessarily indicative of operating results to be expected for the full fiscal year.


Fixed Assets
     Fixed assets, comprised of property and equipment, are stated at cost and depreciated using the straight-line method over 5 years, the estimated useful lives of the assets.


Intangible Assets
     Intangible assets include goodwill related to the gURL acquisition which is being amortized by the straight-line method over 10 years.

                                  iTurf Inc.

                     (Information for the nine month period
                      ended October 31, 1997 is unaudited)
2. Summary of Significant Accounting Policies (continued)

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Revenue Recognition
     Sales of the Company's products are recognized at the time the products are shipped to customers. Advertising revenue is recognized on a straight-line basis over the period during which the advertising is provided. Subscription revenues related to DiscountDomain.com, a membership based discount shopping service, are billed monthly, subsequent to the earlier of a customer's first purchase or one month from the date of initial subscription. Subscriptions are cancelable at any time and revenue is recognized on a monthly basis.

Advertising Costs
     The Company expenses the cost of advertising as incurred. For the years ended January 31, 1996, 1997, and 1998 and the nine months ended October 31, 1997 and 1998 advertising costs were approximately $0, $0, $1,000, $0 and $430,000, respectively.

Income Taxes
     Historically, the Company's results have been included in dELiA*s consolidated federal and state income tax returns. The income tax provision is calculated as if the Company had operated as an independent company. Deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to the difference between the financial statement carrying values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The Company is reimbursed for any tax benefits which dELiA*s receives and is liable to dELiA*s for any tax liability recorded by the Company.

     dELiA*s pays all taxes for the Company and, as such, income taxes payable and deferred tax assets and liabilities have been included in amounts due to dELiA*s.

Basic and Diluted Earnings (Loss) per Share
     The Company computes net (loss) income per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net loss per share excludes shares of common stock issuable upon exercise of employee stock options as the effect would be antidilutive.

     To date, the Company has not had any issuances or grants for nominal consideration.

Financial Instruments
     The fair value of financial instruments approximate their carrying value.

Due to dELiA*s
     Due to dELiA*s includes amounts payable to dELiA*s primarily for operations and working capital requirements, offset by cash collected by the Company and remitted to dELiA*s. Other transactions include the Company's share of the current portion of dELiA*s consolidated income tax liability and other administrative expenses incurred by dELiA*s on behalf of the Company. Such amounts payable do not have specific repayment terms. Interest is charged at 8% per annum.

                                  iTurf Inc.

                     (Information for the nine month period
                      ended October 31, 1997 is unaudited)
2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation
     The Company accounts for its stock-based employee compensation agreements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."


Long-Lived Assets
     In accordance with the Statement of Financial Accounting Standards Board ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company periodically reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.


Recent Accounting Pronouncements
     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company has determined that the adoption of this new standard did not have an effect on the Company's disclosures for all periods presented because the Company currently operates as one segment.


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which is effective for fiscal years beginning after June 15, 1999, requires the Company to recognize all derivatives on the balance sheet at fair value. The Company has determined that the adoption of this new standard will not have a material effect on the Company's financial statements or disclosure for all periods presented.


3. Related Party Transactions
     All merchandise sold from inception through October 31, 1998 was purchased from dELiA*s or one of its subsidiaries at an amount equal to dELiA*s or the subsidiary's cost. dELiA*s charges the Company the costs associated with such purchases, including cost of freight, handling and other costs, incurred by dELiA*s in connection with providing such merchandise.


     As a subsidiary of dELiA*s, the Company also receives, and is charged its proportionate share of various services from dELiA*s including administrative, distribution and other services. Such charges were $6,000, $13,000, $45,000, $42,000 and $114,000 for the period from March 14, 1995 (date of inception) to January 31, 1996, the years ended January 31, 1997, and 1998 and the nine months ended October 31, 1997 and 1998, respectively. In the opinion of management, all allocations of such costs have been made on a reasonable and consistent basis; however; they are not necessarily indicative of nor is it practical for management to estimate the level of expenses which might have been incurred had the Company been operating as a separate, stand-alone company.

                                  iTurf Inc.

                     (Information for the nine month period
                      ended October 31, 1997 is unaudited)

4. Credit Facility
     dELiA*s has a credit agreement providing for a $25 million revolving line of credit. Obligations under the credit agreement are subject to certain conditions including the maintenance of financial ratios and covenants and are secured by a lien on substantially all of dELiA*s assets, including iTurf. The credit agreement also limits the payment of dividends by dELiA*s.


5. Leases
     The Company utilizes equipment and space under lease to dELiA*s. Rental expense from operating leases amounted to $0, $0, $5,000, $3,000 and $6,000 for the period from March 14, 1995 (date of inception) to January 31, 1996, the years ended January 31, 1997 and 1998 and the nine month periods ended October 31, 1997 and 1998, respectively.


6. Acquisition of gURL, Interactive Inc.
     On December 17, 1997, the Company acquired all the outstanding common stock of gURL, Interactive Inc. ("gURL"), an interactive entertainment Web site, for 5,000 shares of dELiA*s common stock valued at $108,000, cash of $120,000 and rights to receive an aggregate of 10,000 additional shares of dELiA*s common stock on December 17, 1998 and 1999 subject to the satisfaction of certain performance targets. Such targets were met in January 1998 and 1999 and 5,000 shares of dELiA*s common stock were issued on December 31, 1998. The remaining 5,000 shares of dELiA*s common will be issued in December 1999. Because the first target was met in January 1998, the aggregate additional purchase price of $110,000 has been accrued and included in the amounts due to dELiA*s as of October 31, 1998. The second target, met in January 1999, will be accrued in fiscal 1998. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of gURL have been included in the financial statements of the Company from the date of acquisition. The excess purchase price over the fair value of net assets acquired was approximately $338,000, including $110,000 relating to the 5,000 shares of dELiA*s common stock earned in January 1998. Accumulated amortization at January 31, 1998 and October 31, 1998 was approximately $3,000 and $27,000, respectively.

     On pro forma basis if the acquisition had taken place on February 1, 1996 or 1997, revenues, net (loss) income, and (loss) earnings per share would not have been materially different from the amounts reported for the years ended January 31, 1997 and 1998.


7. Income Taxes
     The provision (benefit) for income taxes consists of the following:



                          Period from
                           March 14,
                         1995 (date of                               Nine months ended
                         inception) to    Year ended January 31          October 31
                          January 31     ------------------------   --------------------
                             1996           1997          1998          1997        1998
                        --------------   ----------   -----------   ------------   -----
                                                                     (Unaudited)
   Current:
    Federal .........      $ (1)            $(2)         $(23)           $--        $28
    State ...........        --              (1)           (6)            --          8
                           ----             ------       -------         ---        ---
                           $ (1)            $(3)         $(29)           $--        $36
                           ====             =====        ======          ===        ===

                                  iTurf Inc.

                     (Information for the nine month period
                      ended October 31, 1997 is unaudited)
7. Income Taxes (continued)

     The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:



                                         Period from
                                          March 14,
                                        1995 (date of                                Nine months ended
                                        inception) to    Year ended January 31          October 31
                                         January 31     -----------------------   -----------------------
                                            1996           1997         1998          1997         1998
                                       --------------   ----------   ----------   ------------   --------
                                                                                   (Unaudited)
   Statutory federal income
     tax expense (benefit) .........        (34)%          (34)%        (34)%         (34)%          34%
   State income tax expense
     (benefit) .....................         (8)            (8)          (8)           (8)            7
   Other ...........................         (8)            (1)          --            (8)           --
                                            ------         ------       -----         ------         --
                                            (50)%          (43)%        (42)%         (50)%          41%
                                            =====          =====        =====         =====          ==

8. Subsequent Events
     On January 1, 1999, the Company established the 1999 Stock Incentive Plan (the "Incentive Plan") for officers, employees, consultants, contractors and directors providing for the grant of stock options, including incentive stock, options and non-qualified stock options, stock appreciation rights and restricted stock, and reserved 25 shares for grant. Either the Board of Directors or the Compensation Committee of the Board of Directors may determine the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise prices. Stock options are exercisable for a period not to exceed 10 years from the date of the grant and, to the extent determined at the time of grant, may be paid for in cash, shares of common stock, restricted stock or by a reduction in the number of shares issuable upon exercise of the option.

     On January 1, 1999, the Company issued options to purchase 11.3575 shares of common stock at the fair market value at the date of grant.

     In January 1999, the Company intends to file a Registration Statement with the Securities and Exchange Commission to sell common stock to the public.

                        Report of Independent Auditors

To the Shareholders
  of gURL, Interactive Inc.

     We have audited the accompanying balance sheet of gURL, Interactive Inc. (the "Company") as of December 17, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 17, 1997 in conformity with generally accepted accounting principles.






                                                ERNST & YOUNG LLP




New York, New York
January 15, 1999
                            gURL, Interactive Inc.
                                 Balance Sheet



                                ASSETS
                                                            December 17
                                                               1997
                                                           ------------
Cash ...................................................       $100
                                                               ----
Total assets ...........................................       $100
                                                               ====
                            SHAREHOLDERS' EQUITY
Common stock, no par value, 200 shares
 authorized; 100 shares issued and outstanding .........       $100
                                                               ----
Shareholders' equity ...................................       $100
                                                               ====

                            See accompanying notes.

                            gURL, Interactive Inc.

                         Notes to Financial Statements
                               December 17, 1997

1.  Description of Business
     In September 1997, the Shareholders incorporated gURL, Interactive Inc. ("gURL") and contributed $100 in cash and the gURL Web site as consideration for receiving 100 shares of common stock. The gURL Web site was developed by three New York University graduate school students (the "Shareholders") as the basis for their masters thesis. The contribution of the gURL Web site was accounted for at the Shareholders' cost, which was zero because the costs consisted of their own time and the Web site was developed at no cost to the Shareholders. No other costs were incurred.


2. Other
     On December 17, 1997, iTurf Inc. acquired all of the gURL outstanding common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of Class A common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstances under which the offer or solicitation is unlawful.


                      ----------------------------------
                               TABLE OF CONTENTS



                                                    Page
                                                 ----------
Prospectus Summary ...........................        3
Risk Factors .................................        7
Use of Proceeds ..............................       22
Dividend Policy ..............................       22
Capitalization ...............................       23
Dilution .....................................       24
Selected Financial Data ......................       25
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ................................       26
Business .....................................       33
Management ...................................       48
Certain Transactions .........................       54
Principal Stockholder ........................       58
Description of Capital Stock .................       60
Shares Eligible for Future Sale ..............       65
Underwriting .................................       67
Legal Matters ................................       68
Experts ......................................       68
Where You Can Find More Information ..........       69
Index to Financial Statements ................       F-1

                      ----------------------------------
Dealer Prospectus Delivery Obligation:

Until          , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                                        Shares


                                  iTurf Inc.



                                    Class A
                                 Common Stock




                          --------------------------
                                   PROSPECTUS
                          --------------------------
                                BT Alex. Brown
                               Hambrecht & Quist
                               CIBC Oppenheimer




                                         , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution
     The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee and NASD filing fee are estimates.



                                                                         Amount to be
                                                                             Paid
                                                                        -------------
        Securities and Exchange Commission registration fee .........    $   12,880
        NASD filing fee .............................................         5,100
        Nasdaq National Market listing fee ..........................        20,000
        Printing fees ...............................................       150,000
        Legal fees and expenses .....................................       300,000
        Accounting fees and expenses ................................       300,000
        Blue Sky fees and expenses ..................................         2,000
        Transfer agent and registrar fees ...........................        10,000
        Miscellaneous ...............................................       200,020
                                                                         ----------
          Total .....................................................    $1,000,000
                                                                         ==========

Item 14. Indemnification of Directors and Officers
     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

     At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Restated Certificate of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

     The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance. Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:


Document                                                      Exhibit Number
------------------------------------------------------------ ---------------
Form of Underwriting Agreement .............................        1.1
Form of Restated Certificate of Incorporation of Registrant         3.3
Bylaws of Registrant .......................................        3.4

Item 15. Recent Sales of Unregistered Securities
     All shares issued prior to the completion of the offering described herein were issued to dELiA*s Inc. on October 1, 1997 in connection with the formation of the Company, a transaction exempt from Section 5 of the Securities Act pursuant to Section 4(2) thereof.


Item 16. Exhibits and Financial Statement Schedules
   (a) The following exhibits are filed herewith:


Exhibit
Number       Exhibit Title
----------   ---------------------------------------------------------------------------------------------
  1.1        Underwriting Agreement*
  3.1        Restated Certificate of Incorporation of the Company
  3.2        By-laws of iTurf
  3.3        Form of Restated Certificate of Incorporation of iTurf to be adopted prior to the closing of this offering*
  3.4        Form of Bylaws of iTurf to be adopted prior to the closing of this offering*
  5.1        Opinion of Proskauer Rose LLP
 10.1        Intercompany Services Agreement*
 10.2        Trademark License and Customer List Agreement*
 10.3        Intercompany Indemnification Agreement*
 10.4        Tax Sharing Agreement*
 10.5        iTurf Common Stock Registration Rights Agreement*
 10.6        dELiA*s Common Stock Registration Rights Agreement*
 10.7        Customer Service Agreement*
 10.8        Letter Agreement between dELiA*s and iTurf (regarding a sale of control by dELiA*s)*
 10.9        1999 Stock Incentive Plan*
 10.10       Employment Agreement between iTurf and Stephen I. Kahn*
 10.11       Employment Agreement between iTurf and Alex S. Navarro*
 10.12       Employment Agreement between iTurf and Oliver Sharp*
 10.13       Employment Agreement between iTurf and Dennis Goldstein*
 23.1        Consents of Ernst & Young LLP
 23.2        Consent of Proskauer Rose LLP (included in Exhibit 5.1 above)*
 24.1        Power of Attorney (included in signature page hereto)
 27.1        Financial Data Schedule

-----------
* To be filed by amendment


   (b) Financial Statement Schedules

     No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings
     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that each person or entity whose signature appears below constitutes and appoints Stephen I. Kahn, Alex S. Navarro and Dennis Goldstein, and each of them, its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement on Form S-1 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on January 25, 1999.


                                        iTurf Inc.




                                        By: /s/ Stephen I. Kahn
                                          -------------------------------------

                                          Stephen I. Kahn

                                          President and Chief Executive Officer



     In accordance with the requirements of the Securities Act, this Registration Statement has been signed on January 25, 1999 by the following persons in the capacities indicated.


             Name                                     Title
-----------------------------   -------------------------------------------------
   /s/ Stephen I. Kahn        President, Chief Executive Officer and Director
-------------------------
      Stephen I. Kahn

  /s/ Dennis Goldstein        Chief Financial Officer (principal financial and
-------------------------     accounting officer)
      Dennis Goldstein

 /s/ Christopher C. Edgar     Director
-------------------------
      Christopher C. Edgar

 /s/ Evan Guillemin           Director
-------------------------
          Evan Guillemin

Exhibit Index.


Exhibit
Number       Exhibit Title
----------   ---------------------------------------------------------------------------------------------
  1.1        Underwriting Agreement*
  3.1        Restated Certificate of Incorporation of the Company
  3.2        By-laws of iTurf
  3.3        Form of Restated Certificate of Incorporation of iTurf to be adopted prior to the closing of this offering*
  3.4        Form of Bylaws of iTurf to be adopted prior to the closing of this offering*
  5.1        Opinion of Proskauer Rose LLP
 10.1        Intercompany Services Agreement*
 10.2        Trademark License and Customer List Agreement*
 10.3        Intercompany Indemnification Agreement*
 10.4        Tax Sharing Agreement*
 10.5        iTurf Common Stock Registration Rights Agreement*
 10.6        dELiA*s Common Stock Registration Rights Agreement*
 10.7        Customer Service Agreement*
 10.8        Letter Agreement between dELiA*s and iTurf (regarding a sale of control by dELiA*s)*
 10.9        1999 Stock Incentive Plan*
 10.10       Employment Agreement between iTurf and Stephen I. Kahn*
 10.11       Employment Agreement between iTurf and Alex S. Navarro*
 10.12       Employment Agreement between iTurf and Oliver Sharp*
 10.13       Employment Agreement between iTurf and Dennis Goldstein*
 23.1        Consents of Ernst & Young LLP
 23.2        Consent of Proskauer Rose LLP (included in Exhibit 5.1 above)*
 24.1        Power of Attorney (included in signature page hereto)
 27.1        Financial Data Schedule